30

04024910

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glanbia Public Ltd Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 4734 FISCAL YEAR 1-03-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/7/04

File No. 82 - 4734

Document No. 12
2004

AR/S
1-03-04

glanbia

Contents

Glanbia plc is an international dairy, consumer foods and nutritional products company. A culture of customer-oriented service has earned us a position of leadership as a supplier of quality dairy based consumer products and food ingredients to the health and nutrition, processed food and beverage markets worldwide.

Profit before exceptional items and tax
(EURO million)


53.7
66.6
71.8
77.1
2000
2001
2002
2003

Operating margin
(Pre-exceptional)
(%)


3.4
3.6
3.9
4.5
2000
2001
2002
2003

Adjusted earnings
per share
(cent)


11.6
15.9
17.4
19.3
2000
2001
2002
2003

Year end net debt/EBITDA
(times)


2.1
1.6
1.2
1.17
2000
2001
2002
2003

Interest cover
(times)


2.9
3.5
4.6
5.9
2000
2001
2002
2003

In Summary

(%) Group Turnover


44.11
44.40

(%) Group Operating Profit
(Pre-exceptional)


48.25
36.39

Consumer Foods
Dairy Food Ingredients
Agribusiness

Glanbia plays a vital role in health and nutrition products around the world. We pride ourselves on tracking consumer lifestyle changes and in developing the finest ingredients and food brands in response to market needs.

Brand Portfolio

Avonmore is the number one brand in the Irish milk market and the number two selling grocery brand. Milk, cream, cheese, fresh soup, spreads, and butters are all sold under the Avonmore brand.

Yoplait is the number one yogurt choice among Irish families. It celebrates 30 years in Ireland this year.

Renowned as the 'Fillet of Cheese', Kilmeaden Irish cheese is available in four distinctive varieties.

Number two in the Irish market, "Everybody" is a probiotic yogurt drink with essential vitamins, minerals and the probiotic LGG.

Snowcream is the regional favourite in the South East of Ireland – one of the first milk brands to come to market when it was launched in 1952.

Premier Milk is synonymous with Dublin and has for generations been the preferred choice of families in the capital.

Provon protein – premium whey protein isolate (WPI) delivers 90% protein for sports nutrition, health and wellness categories.

Bioferrin isolated lactoferrin with over 90% purity. This iron-binding protein is useful for immune enhancement and antimicrobial properties.

TruCal is a milk mineral complex with appropriate ratios of calcium, phosphorous, magnesium, potassium, zinc, and selenium for maintaining and promoting bone health.

Salibra is a prebiotic protein product that includes high levels of immunoglobulins and lactoferrin. It also contains bioactive lipids such as phosphatidyl serine (potential cognitive function).

Glanbia's weight management ingredient that has been clinically tested and shown to decrease body fat and increase muscle. Contains active peptides, proteins and minerals as part of a weight management programme.

Snopro is a range of casein products with casein protein functionality.

A range of whey protein concentrate (WPC) products that provide specific and consistent functional and nutritional benefits in a wide variety of food applications.

Glanbia plc

Notice of 2004 Annual General Meeting

Notice is hereby given that the Sixteenth Annual General Meeting of Glanbia plc will be held at the Newpark Hotel, Kilkenny, on Tuesday, 18 May 2004 at 11.00 o'clock in the morning for the following purposes:

1 To receive and consider the financial statements for the year ended 3 January 2004 and the reports of the Directors and auditors thereon (Resolution 1).

2 To declare a final dividend of 2.94 cent per share on the ordinary shares for the year ended 3 January 2004 (Resolution 2).

3 To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr JE Callaghan	(Resolution 3(a))
Mr TP Heffernan	(Resolution 3(b))
Mr CL Hill	(Resolution 3(c))
Mr JJ Moloney	(Resolution 3(d))
Mr WG Murphy	(Resolution 3(e))
Mr M Parsons	(Resolution 3(f))

4 To authorise the Directors to fix the remuneration of the auditors for the 2004 financial year (Resolution 4).

As special business to consider and, if thought fit, pass the following resolutions:

5 As a special resolution (Resolution 5):

"That the articles of association of the Company be and are hereby amended as follows:

By deleting the following words from article 74:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than the following:

(i) thirty six, at any time before the PTL Conversion Date;

(ii) thirty eight, at any time on or after the PTL Conversion Date and up to but not including the date which is forty-five days after the date of the annual general meeting to be held in 2000; and

(iii) twenty, at any time on or after the date which is forty-five days after the date of the annual general meeting to be held in 2000.'

and replacing them with the following words:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than twenty-two.'

By deleting the following words from article 1(b):

"The PTL Conversion Date" The PTL Conversion Date as defined in the Rules of the Society;"

6 As a special resolution (Resolution 6):

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the Annual General Meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the

glanbia

Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

7 As a special resolution (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange plc is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8 As a special resolution (Resolution 8):

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny
2 March 2004

Notes

1 A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2 To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4 Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5 The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 16 May 2004 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

Global Positions


Europe
• No.1 pizza cheese supplier in Europe
Ireland
• No.1 dairy processor
• 2 of the top 3 grocery brands
• Avonmore No.1 & Premier No.2 milk brands
• Yoplait leads the standard yogurt market
• No.1 in cheese
• Market leader in liquid milk and cream
• No.1 Irish pigmeat processor
United States of America
• No.1 producer of US barrel cheese
• No.2 whey protein concentrate
• No.3 lactose
• No.4 American type cheddar cheese
Global
• Leading global supplier of advanced technology whey proteins and fractions

Global Locations

Ireland:
Drogheda, Co. Louth
Tallaght, Dublin
Ballitore, Kildare
Kilkenny
Gorey, Co. Wexford
Waterford
Castlelyons, Co. Cork
Ballyragget, Co. Kilkenny
Virginia, Co. Cavan
Kilmeaden, Co. Waterford
Carrick-on-Suir, Co. Tipperary
Roosky, Co Roscommon
Clara, Co. Offaly
Edenderry, Co. Offaly
Roscrea, Co. Tipperary
Portlaoise, Co. Laois
Clonroche, Co. Wexford
Dungarvan, Co. Waterford
81 Retail Branches

UK:
Oswestry, Shropshire
Dumfriesshire, Scotland
Melton Mowbray, Leics
North Tawton, Devon
Malpas, Cheshire
Llangefni, Gwynedd
Magherlin, Co. Armagh
Portadown, Co. Armagh

Other:
Idaho, US
Monroe, US
Clovis, New Mexico
Lagos, Nigeria
Mexico City, Mexico
Gierle, Belgium

Our core businesses: cheese, nutritional ingredients and consumer foods with a nutritional emphasis, all performed satisfactorily and are now well positioned to exploit growth opportunities into the future.

The potential of the Nigerian market for evaporated milk and milk powder is the driver in the US$20m Glanbia joint venture with PZ Cussons.





Tom Corcoran, Group Chairman.



In February 2004 the official sod turning took place in Clovis, New Mexico on the site of the new US$190m cheese and whey production facility. *(Image courtesy of Clovis News Journal).*

I am pleased to report on another year of underlying earnings growth for Glanbia plc. In 2003 we completed our UK restructuring with the finalisation of a three-year business reorganisation programme. During the year the Group also commenced a number of significant strategic investments – both joint venture and stand-alone projects. Our core businesses: cheese, nutritional ingredients and consumer foods with a nutritional emphasis, all performed satisfactorily and are now well positioned to exploit growth opportunities into the future. Glanbia's financial position was further strengthened during the year as the Group benefited from improved operating performance and good cash flows.

Dividend

A final dividend of 2.94c per share is proposed (2002: 2.80c), giving a total dividend for the year of 5.00c per share (2002: 4.76c), an increase of 5%. Subject to shareholder approval the final dividend will be paid on 24 May 2004 to shareholders on the Register as at 23 April 2004, the record date. Irish dividend withholding tax will be deducted at the standard rate where applicable.

Board

Kevin Toland, Group Development Director, joined the Board as an Executive Director on 10 January 2003.

Strategic Developments

2003 was a watershed year in that significant progress was made in developing our strategic focus on the high growth areas of consumer products, dairy ingredients and in particular the nutritional market. This was achieved both through wholly owned investments and a number of strategic joint ventures, which offer a relatively low risk entry into significant growth markets. Specifically:

- The Group commenced construction of the $190m cheese and whey products production facility in New Mexico, US. This new plant will be 50% owned by Glanbia with the balance jointly owned by Dairy Farmers of America Inc. and Select Milk Producers Inc. It will position the Group as the number one producer of American type cheddar cheese in the US and simultaneously build our global position as a supplier of advanced technology whey proteins to the nutritional sector. Commissioning of the new facility is planned for Autumn 2005.
- The Group entered into a strategic joint venture with Conaprole of Uruguay in respect of the sales and marketing into Central and South American markets of dairy ingredients manufactured by Glanbia in Ireland and the US and by Conaprole in Uruguay. This venture is now operational and sales performance is encouraging.
- The Group announced a 50/50 joint venture with PZ Cussons plc to build a new US$20 million facility in Nigeria to supply evaporated milk and milk powder to the local Nigerian market. The factory will be capable of handling 35,000 tonnes of milk products per annum and will be commissioned in early 2005. Glanbia will have full responsibility for operations while PZ Cussons plc will be responsible for the marketing and distribution of the product stream through its existing Nigerian subsidiary.
- The Group announced the development of a Group Innovation Centre, to be completed by Autumn 2004. There is growing consumer awareness of the link between health and diet and Glanbia as a food Group is committed to achieving the highest standards of best practice in relation to science based innovation. Group strategy is focused on developing products with a health based functional foods and nutritional emphasis in both ingredient and consumer form. This new world-class research and product development facility, to be based in Ireland, is core to this strategy.
- On 23 February 2004, the Group announced the sale of a 75% interest in its UK hard cheese business, Glanbia Foods Limited (through the sale of 100% of Glanbia Foods Limited and the simultaneous creation of a new joint venture with Milk Link Ltd which will be 25% owned by the Group) for a net consideration of €118.7m.

Outlook

In determining the potential outcome for 2004 the Board has taken into consideration the phasing of new investment projects, the transition to a new EU dairy regime and a weakened dollar. Taking these factors into account, the Board expects to make further progress in the current year.

Furthermore, the Board is confident that the developments commenced in 2003, together with planned initiatives in 2004, will deliver satisfactory earnings growth in 2005 and beyond.

Appreciation

On behalf of the Board I would like to thank all shareholders for their continued support for the Group. The Board would also like to thank our valued customers and the consumer who is the ultimate barometer of success. We would also like to express our sincere appreciation to the Glanbia management team, led by John Moloney, and to the team of employees worldwide for their commitment to Glanbia.

Tom Corcoran

Tom Corcoran
Chairman



John Moloney, Group Managing Director.



TruCal®, containing 24% calcium, addresses the fact that nine out of ten teenage girls and adult women fail to meet the recommended daily allowance of calcium (USDA).

Glanbia closely monitors consumer lifestyle trends – in particular the growing awareness of the link between health and diet and the demand for products with specific nutritional benefits.

Overview

Glanbia's 2003 underlying results reflect a solid performance in a challenging year, with increased operational efficiency, volume growth in key sectors, improved margins and positive cash flows.

The results, after exceptional charges, reflect the completion of restructuring in the UK through the sale of Glanbia Fresh Meats (UK) Limited and the creation of the joint venture with Milk Link Limited to service the UK cheese market.

Group turnover in 2003 was down 11.9% to €2,041.07m (2002: €2,316.74m) reflecting the impact of the restucturing of operations in the UK in 2002 and 2003.

Operating profit before exceptional costs (including share of operating profit of joint ventures & associates) increased by 1.4% to €92.79m (2002: €91.54m) and profit before tax and exceptional items increased by 7.4% to €77.14m (2002: €71.81m). The Group continues to focus attention on improving operational efficiencies and driving value added products, which resulted in an improvement in operating margins to 4.5% (2002: 3.9%).

During the year the Group made a number of strategic investments in the US, Nigeria, Ireland and Mexico, by means of wholly owned investments and a number of strategic joint ventures into significant growth markets. We also completed a three year re-organisational programme in the UK which culminated in the sale of Glanbia Fresh Meats (UK) Limited, the closure of the UK fresh meat facilities and the formation of a joint venture with Milk Link Limited to serve the UK hard cheese market. With this narrowing of focus based around core competencies in cheese, nutritional ingredients and consumer foods with a nutritional emphasis, Glanbia is now well positioned to advance its growth strategy. We are confident that this strategy

Review of Operations

Consumer Foods

The Group's Consumer Foods businesses encompass the manufacture and marketing of value added, fast moving consumer goods in Ireland, the UK and Continental Europe. In Ireland this includes the market leading dairy and chilled convenience food business as well as the processing and sale of Irish pork. In the UK it encompasses the production of high quality own label cheese products and the Leprino Joint Venture producing mozzarella for the European pizza sector.

Overview:

In 2003 Consumer Foods accounted for 44.11% of the Group's turnover and 48.25% of the Group's operating profit. Overall a challenging operating environment resulted in a reduction in operating profit to €44.77m (2002: €47.59m), but encouragingly, operating margins improved to 5.0% (2002: 4.0%). Turnover declined to €900.41m (2002: €1,175.11m) due to the impact of the exit from the UK consumer meats and foodservice distribution activities in 2002 and the exit from the UK fresh meats business in 2003.

Consumer Foods benefited from enhanced operational efficiencies in key businesses, new product extensions, nutritional product introductions and the finalisation of the reorganisation of the UK activities. Very competitive block mozzarella markets and currency weakness adversely impacted the Glanbia Cheese business.

The new UK joint venture with Milk Link, announced in February 2004, is a response to ongoing margin pressure in the highly competitive UK market and allows Glanbia to retain a stake in a more integrated business which will compete more effectively in this market, while realising cash for investment in high growth areas.

Consumer Foods Turnover
(EURO million)


1175.1
900.4
2002
2003

Consumer Foods Operating Profit (Pre-exceptional)
(EURO million)


47.6
44.8
2002
2003

Ireland:

Glanbia is Ireland's leading supplier of branded and value-added liquid milk products and the market-leading supplier of fresh dairy products, cheeses, soups and spreads principally under the Yoplait, Avonmore and Kilmeaden brands. The Group also processes fresh pork for the retail and foodservice trade, selling in Ireland, Europe, the US and Asia.

The Group operates five milk processing facilities and one fresh soup manufacturing facility to serve the Irish Consumer Foods business, as well as a number of distribution and sales locations. Glanbia currently has four pork processing facilities, one in Roscrea, County Tipperary, one in Edenderry, County Offaly, one in Clara, County Offaly and one in Roosky, County Roscommon.

For over three decades the Glanbia brands have been household names and research indicates they are synonymous with quality, convenience and health. This depth of experience, combined with a constant focus on innovation and marketing is the driver that positions this business as the market leader and the consumer's choice.



The Glanbia brands and food ingredients are synonymous with 'nutrition from the fridge'.


Fresh Soup
Fresh Milk
fresh cream
apple
everybody


Milk
plus

Avonmore Supermilk now goes everywhere you want it to go. Don't just milk it. Supermilk it.



Cheese consumption in the US is 9 billion pounds p.a. Glanbia is the number 1 producer of US barrel cheese and one of the leading producers of American type cheddar – the consumer's choice.

Consumer eating habits have changed dramatically in recent years, with less time available for food preparation and a consequent demand for convenient 'on the go' food solutions. Also increased consumer awareness in developed countries of the link between food and health has been a critical factor in the continued expansion of the market for healthy food options.

Milk is an ideal source of protein and dairy products an ideal carrier of nutrition solutions. These properties combined with Glanbia's product innovation and nutritional expertise place the Group in a strong position to satisfy changing consumer needs. In the Irish business health and functionality have been addressed with the introduction of probiotics, prebiotics, vitamins and minerals as well as the inclusion of more reduced fat offerings.

Key among Glanbia's product innovations is the exclusive introduction of the probiotic LGG into the Irish product ranges. LGG is the most clinically researched probiotic culture (friendly bacteria), which enhances natural resistance and maintains a healthy digestive system. LGG is only available in the yogurt drink 'Yoplait Everybody' and the milk-based nutritional and functional beverage, 'Avonmore Milk Plus LGG'. During the year additional calcium has been introduced to 'Yoplait Petits Filous' for children's growing bones and teeth. Ongoing nutritional product innovations are core to this business.

In anticipating and responding to consumer needs for "food to go", in 2003 the business also introduced 'Avonmore SuperMilk on the Go', a nutritious alternative to single serve, carbonated soft drinks, juices and bottled waters.

Irish pork operations had a reasonable performance in 2003. The Group has expanded processing capacity at its facility in Roscrea and is in the process of expanding capacity at its facility in Edenderry to replace the capacity lost in the fire in Roosky in 2002.

Against the background of a challenging retail environment and a competitive liquid milk sector, the Irish consumer foods business overall had a good performance in 2003 with volume growth and the expansion into new value-added segments.

UK

The Group's UK Consumer Foods businesses for the period include Glanbia Foods, Glanbia Cheese and the UK fresh meats operations (up to the date of sale – 5 July 2003). Glanbia Foods Limited is Britain's second largest producer of cheddar, Stilton and British territorial cheeses. Glanbia Cheese, the pizza cheese joint venture with Leprino Foods, is Europe's leading producer of mozzarella for the pizza sector, serving quick service restaurants and chilled and frozen pizza manufacturers. Glanbia Foods performed satisfactorily in 2003. Despite a highly competitive market we achieved steady sales volumes and enhanced operating efficiencies.

The result for Glanbia Cheese was below expectations primarily due to the competitive nature of the block mozzarella market driven largely by a European response to the Mid Term Review of the Common Agricultural Policy. Overall the business benefited from volume growth. The Northern Ireland facility has yet to fully realise the benefits of technology investments and capacity expansion completed in October 2003.

Significant progress was made during the year in terms of re-organising the Group's UK operations. In July 2003 the Group announced its decision to withdraw from its UK fresh pork operations and in February 2004 the Group announced its decision to enter into a joint venture with Milk Link to service the UK hard cheese sector.

Food Ingredients and Nutritionals

Food Ingredients comprises the US and Irish dairy ingredients operations, as well as the Group's expanding nutritional business. At facilities in Ireland and the US, Glanbia processes and markets a range of milk, cheese and whey protein ingredients for sale on international markets. It is also involved in a number of strategic joint ventures.

Glanbia has a strong presence in international dairy ingredients markets, is the largest producer of barrel cheese in the US, is the second largest producer of whey protein isolate worldwide and is the largest milk processor in Ireland.

Glanbia's unique position as a large-scale manufacturer of whey proteins in Ireland and the US is the cornerstone of our nutritional strategy.



Whey proteins are key ingredients in functional foods and supplements. Glanbia's unique position as a large-scale manufacturer of whey proteins in Ireland and the US is the cornerstone of its nutritional strategy.



In 2003 Glanbia launched new ingredient solutions that extend the shelf life and improve the texture of nutritional bars.

Food Ingredients and Nutritionals Turnover
(EURO million)


910.1
906.2
2002
2003

Food Ingredients and Nutritionals Operating Profit (Pre-exceptional)
(EURO million)


30.1
33.8
2002
2003

In addition to traditional usage in food and infant formulae, whey protein fractions and whey isolate are now key ingredients in functional foods and supplements. These include: dietary supplements; sports nutrition; healthcare products; oral care products; clinical nutrition, nutritional bars and beverages.

Glanbia is a leading producer of these high value-added whey-based nutritional ingredients for domestic, US, Asian and European markets.

Overview:
Overall, the division accounts for 44.40% of the Group's turnover and 36.39% of the Group's operating profit. Food Ingredients and Nutritionals performed well during 2003, with operating profit up by 12.4% on 2002. However results were impacted by the weakness of the US dollar against the Euro and weak US cheese markets in the first half of 2003.

Divisional operating profit increased to €33.77m (2002: €30.05m). The operating margin was 3.7% (2002: 3.3%). Turnover was down marginally to €906.21m compared to €910.08m in 2002.

Ingredients US
The Group is the largest producer of US barrel cheese, the second largest producer of whey protein concentrate and the third largest producer of lactose in the US. It is one of the top producers of American type cheddar cheese, supplying the food service, food processing and retail sectors. The business had a satisfactory performance in 2003, delivering solid volume growth in a year when cheese markets were weak, particularly in the first half. The joint venture in New Mexico, which was announced in 2003, will, on completion, make Glanbia the number one producer of American type cheddar cheese in the US.

Ingredients Ireland
In Ireland, Glanbia Ingredients is the country's largest dairy processor, utilising over 30% of the national manufacturing milk pool. Modern large-scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat-based and formulated products and cream base for Baileys Irish liqueurs. Glanbia exports over 95% of output to European, North and South American, African and Asian markets.

This business had a satisfactory performance during 2003.



Glanbia is Europe's leading producer of mozzarella for the pizza sector.





Glanbia has a strong R&D capability and an established track record in the development of innovative consumer products and functional foods. Colm O Brien, PhD, is one of the team of scientists who will be driving innovation at the Group's new Innovation Centre.



Through Gain Foods, Glanbia Agribusiness sponsors the current Irish champion jockey, Paul Carberry.

Nutritionals

Glanbia's international nutritional ingredients activities are now being brought to market via a separate, focused business unit. Good progress was made in developing nutritional ingredients in 2003 and the business performed in line with expectations.

Glanbia continues to track the international nutrition debate, led by the United States, on the increasing incidence of lifestyle related diseases. This has resulted in an overall consumer lifestyle shift towards nutrition and wellness.

The company's focus on whey proteins is on their efficacy in healthcare applications, which is correlated to dietary behaviour and lifestyle. Glanbia's Nutritional business produces lactoferrin which possesses anti-microbial and immune system benefits. The company also has a strong focus on calcium and its applications in the prevention of osteoporosis and on whey protin as a prebiotic.

In 2003 the business commissioned new protein hydrolysis capacity in the US and continued its pipeline of new product development with the introduction of two novel ingredient solutions that extend the shelf life and improve the texture of nutritional bars: BarFlex™ and BarPro™ both of which are partially hydrolyzed milk protein isolate, along with Prolibra™-a weight loss solution.

In 2002 the business introduced Salibra™, a bioactive whey fraction to support intestinal health and wellness. Sales of Salibra™ are growing and the product is being introduced into the sports nutrition sector in the US as a muscle development and sports performance product. These product introductions contributed to strong sales growth in the year.

Agribusiness Turnover
(EURO million)


231.5
234.5
2002
2003

Agribusiness Operating Profit (Pre-exceptional)
(EURO million)


13.9
14.2
2002
2003

The business also added to its research capability in Ireland and the US in the areas of applications and clinical nutrition.

Agribusiness

The Agribusiness Division is the key linkage between Glanbia and its farmer suppliers in Ireland and is engaged primarily in farm input sales, feed milling, milk assembly and grain trading. The division also has interests in fertiliser production, veterinary wholesaling, malting and port services.

Overall the division had a good performance in 2003. Market share gains were made in feed and fertiliser sales in 2003. During the year the Division continued its cost reduction programme and achieved enhanced operating efficiencies across all elements of the business.

In 2003 the division accounted for 11.49% of the Group's turnover and 15.36% of the Group's operating profit. Turnover increased to €234.45m (2002: €231.55m), operating profit improved to €14.25m (2002: €13.89m). The operating margin was 6.0%.

Future direction

The Chairman has reported on the progress made in achieving our strategic objectives for 2003. Having completed the strategic reorganisation of the Group, Glanbia is now strongly focused on growing its three core business platforms: cheese, nutritional ingredients and consumer foods. We have the scale, technology, the efficiencies, the innovation and most importantly, a committed team of almost 5,000 people all dedicated to maximising value for shareholders.

In 2004 growth will be achieved both organically and, as appropriate, by acquisition. In this regard the Group is actively pursuing a number of potential acquisition opportunities in the nutritional ingredients sector.

Appreciation

The progress made in 2003 is a reflection of the quality of our Board and I want to thank the Chairman and Board for their leadership during the year. I would also like to thank all employees and my management team for their contribution. I believe Glanbia made significant progress in 2003 and that we now have a solid foundation for future growth.

John Moloney
Group Managing Director

Operating profit before exceptional items, including share of joint ventures and associates, was €92.79m, an improvement of 1.4% from 2002. Adjusted earning per share was 19.26 cent, an increase of 10.4% from 2002.





Geoff Meagher, Group Financial Director.



Glanbia produces 140,000 tonnes of cheese and some 50,000 tonnes of ingredients derived from the whey residue at three facilities in Idaho, US.

Results

Growth in operating profit before tax and exceptional items of 7.4% to €77.14m, an increase in operating margin to 4.5% together with a further reduction in debt and strengthening of the Group's balance sheet are key highlights of the 2003 results. Operating profit before exceptional items, including share of joint ventures and associates, was €92.79m, an improvement of 1.4% from 2002 despite an 11.9% reduction in Group turnover reflecting the impact of restructuring of operations in the UK in 2002 and 2003. Details of divisional operating profit are given in the Group Managing Director's review on pages 6 to 13.

The Group's interest charge (including interest on joint venture and associates) decreased to €15.65m from €19.73m in 2002. Interest cover (operating profit to interest) improved to 5.9 times (compared to 4.6 times in 2002) while EBITDA interest cover was 8.3 times and the ratio of year end net debt to EBITDA was 1.17 times. Substantial improvement in financial ratios has been made in the last four years. A net exceptional charge for the period of €90.47m arises primarily from the continued refocusing of operations around group strategy. It included the sale of the UK fresh meats business and the closure of related meat processing facilities, redundancy costs arising from the fire at the Roosky pigmeat plant in 2002 and costs related to the accelerating of efficiencies and cost effectiveness across all Irish business arising from the impact of the EU Commission's Mid Term Review. Also included is the charge associated with the sale of a 75% interest in Glanbia Foods Limited which was announced on 23 February 2004. Of the net exceptional charge €41.69m relates to the write-back through the profit and loss account of goodwill previously written off to reserves, as required by accounting standards.

As required under FRS 15 – 'Tangible Fixed Assets' a review of the remaining useful lives of plant and equipment owned by the Group was carried out with a resultant reduction of €5.77m in the depreciation charge, as compared with the original useful lives.

The disclosure requirements of FRS 17 – 'Retirement Benefits' are in note 34 to the financial statements. The adoption of FRS 17 has had no impact on the results of 2003 or the prior year. The disclosures required under FRS 17 show a net deficit of €92.81m as at the balance sheet date. The increase in the net deficit during 2003 was driven mainly by the decline in corporate bond yields. As part of the sale of a 75% interest in Glanbia Foods Limited, which was announced by the Group on 23 February 2004, the assets and obligations of the Glanbia Foods pension scheme transferred with Glanbia Foods Limited. The exclusion of the deficit in the Glanbia Foods pension scheme at the balance sheet date would reduce the net pension liability in note 34 of the financial statements by €11.6m to €81.2m. The Group is reviewing its options in relation to this FRS 17 position.

Taxation

The tax charge for the year was €8.73m – this represents an effective tax rate of 12.5% on taxable profits. This low tax rate reflects the mix of profits in the various tax jurisdictions in which the Group operates and in particular the impact of the Irish manufacturing rate of 10%.

Earnings per share and dividends

Adjusted earnings per share were 19.26c compared to 17.44c in 2002 – growth of 10.4%.

The total dividend per share for the year is 5.0c, an increase of 5.0% on the 2002 dividend.

Cash generation

Summary cash flows for 2003 and 2002 are set out on page 16. Net cash generated amounted to €22.5m resulting in a reduction in year end borrowings to €153.80m.

Capital expenditure for the year, net of disposals, amounted to €39.11m. The group has applied €362m in capital investment in the last five years, including major expansions of the US facilities in Idaho and the food ingredients plant in Ballyragget.

The continued weakening of the US dollar against the euro during 2003 resulted in a decrease of €15.55m in non-euro borrowings, shown as currency translation impact in the cash flow statement.

Non-equity minority interests

Non-equity minority interests of €115.76m (2002: €132.16m) comprise $100m preferred securities and €38.20m preference shares. The decrease of €16.40m in non-equity minority interest between 2002 and 2003 is due to the further weakening of the US dollar against the euro during 2003. Dividends paid to non-equity minority interests plus amortisation of issue costs during 2003 amounted to €11.01m.

Summary Cash Flows	2003 €'000	2002 €'000
Net cash inflow from operating activities	**94,507**	126,558
Returns on investments & servicing of finance		
Interest paid	**(16,548)**	(20,236)
Dividends paid to minority interest	**(11,758)**	(11,813)
Taxation	**(9,816)**	(4,990)
Capital expenditure and financial investment	**(41,517)**	(17,925)
Acquisitions and disposals	**6,176**	(8,141)
Equity dividends paid	**(14,080)**	(13,533)
Change in net debt resulting from cash flows	**6,964**	49,920
Currency translation impact	**15,547**	16,431
Decrease in net borrowings	**22,511**	66,351
Net borrowings at start of year	**(176,308)**	(242,659)
Net borrowings at end of year	**(153,797)**	(176,308)

Balance sheet
Equity shareholders' funds decreased to €179.44m at the end of 2003 from €181.3m in 2002, due mainly to the impact of the finalisation of the restructuring of UK operations in 2003. Capital employed amounted to €300.87m at the end of 2003 compared to €320.44m in 2002, due to the reduction in non-equity minority interests arising from the weakening of the US dollar against the euro in 2003. Net debt to capital employed was 51.1% compared to 55.0% in 2002, arising from the combination of a stronger balance sheet and lower debt.

Financial Instruments and Derivative Financial Instruments
The conduct of its ordinary business operations necessitates the holding and issuing of financial instruments and derivative financial instruments by the Group. The main risks arising from issuing, holding and managing these financial instruments typically include liquidity risk, interest rate risk and currency risk. The Group approach is to centrally manage these risks against comprehensive policy guidelines. The Board agrees and regularly reviews these guidelines which are summarised below. These policies have remained unchanged during the past financial year.

The Group does not engage in holding or issuing speculative financial instruments or derivatives thereof.

The Group finances its operations by a mixture of retained profits, preference shares, preferred securities capital, medium and short term committed bank borrowings and uncommitted bank borrowings.

The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis.

Currency risk
Although the Group is based in Ireland, it has significant investment in overseas operations in the UK and the US. As a result, the Group's euro balance sheet can be significantly affected by movements in sterling/euro and US dollar/euro exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or functional) currencies of its main operating units, thereby matching, to a reasonable extent, the currency of its borrowings with that of its assets. The Group regards goodwill as a foreign currency asset for this purpose.

The Group also has transactional currency exposures that arise from sales or purchases by an operating unit in currencies other than the unit's operating functional currency. The Group requires all its operating units to mitigate such currency exposures, by means of forward foreign currency contracts.

Liquidity risk
The Group's objective is to maintain a balance between the continuity of funding and flexibility through the use of borrowings with a range of maturities.

In order to preserve continuity of funding, the Group's policy is that, at a minimum, committed facilities should be available at all times to meet the full extent of its anticipated finance requirements, arising in the ordinary course of business, during the succeeding 12 month period. This means that at any time the lenders providing facilities in respect of this finance requirement are required to give at least 12 months notice of their intention to seek repayment of such facilities.

At the year end, the Group had multi-currency committed term facilities of €500m of which €288m was undrawn. The weighted average period to maturity of these facilities was 3.24 years.

Finance and interest rate risk
The Group's objective in relation to interest rate management is to minimise the impact of interest rate volatility on interest costs in order to protect reported profitability. This is achieved by determining a long term strategy against a number of policy guidelines, which focus on (a) the amount of floating rate indebtedness anticipated over such a period and (b) the consequent sensitivity of interest costs to interest rate movements on this indebtedness and the resultant impact on reported profitability. The Group borrows at both fixed and floating rates of interest and uses interest rate swaps to manage the Group's exposure to interest rate fluctuations. The numerical disclosures required under Financial Reporting Standard No.13 in relation to the above risks are set out in note 38 to the financial statements.

Summary
The Group continued to make good progress during 2003 in improving underlying operating performance and key financial ratios, whilst at the same time completing its UK restructuring programme.

Geoff Meagher
Group Financial Director



Our vision recognises the importance of social and environmental considerations at all levels of our business strategy. Sustainability in action for any business is about understanding that economic goals are linked to environmental and social performance.

Glanbia is the proud sponsor of the annual Monroe Balloon Rally in the US. For a few days in June of each year, 60 balloons dot the skies with their bright colours and beautiful designs. This popular community event attracts over 7,000 visitors.





Irish sports star, national hero and hurler DJ Carey was the captain of the 2003 All Ireland winning Kilkenny hurling team, proudly sponsored by Glanbia.



In 2003 Glanbia supported the 2003 Special Olympics, World Games which was held in Ireland.

The Group has a deep and proud history of social and community involvement.

In 2002 the Board of Glanbia decided to formally develop this culture through the adoption of a Corporate Social Responsibility (CSR) Programme. With Group headquarters in Ireland, Glanbia decided to adopt the Irish Business In the Community charter on CSR as the Group standard. Glanbia was among the first Irish companies to sign this charter, which is designed to harness the impact of business for the benefit of all stakeholders.

Since 2002 the Group has been formalising all CSR activities to meet the needs of stakeholders and support business strategy. As an organisation with a deep reach into communities throughout Ireland, the UK and US, this has been an extensive and rewarding process.

Our vision recognises the importance of social and environmental considerations at all levels of our business strategy. Sustainability in action for any business is about understanding that economic goals are linked to environmental and social performance. Our aim is to strive for continuous improvement and in this regard significant progress was made in 2003.

Environmental performance

During the year we adopted ISO14001 as our global production standard. The Glanbia Environmental Management Team identified a set of key process indicators (KPI's) and completed a detailed risk assessment of all of our sites. They have also identified base emission loads to land, air and water.

Through the adoption of the standard, Group businesses have made significant progress in minimising the environmental impact of ongoing improvements in production processes.

Strategic Environmental Plans are now being developed for each Business Unit which will be the focus of activity for 2004. Ongoing workshops will be carried out throughout the year and a measurement process will be put in place to monitor and report at the end of the year.

Social impact

Glanbia has a proud tradition in supporting community and charitable causes, particularly around the communities where we are based. We give substantial support to amateur sports such as the GAA in Ireland and to the essential services in our communities in Ireland, UK and the US.

The Group was a major sponsor of the 2003 Special Olympics, World Games. The customer and employee response received from our association with this spectacular community initiative was deeply encouraging.

Glanbia and in particular our employees are also actively involved with a voluntary second level school organisation, Junior Achievement Ireland. This organisation encourages student interest in the world of work and commerce.

Also in 2003 we polled all employees to nominate the Glanbia charity of choice. Subsequently Glanbia is now committed to linking our mission as a food and nutritional company to support for specified children's health care organisations in the US and Ireland.

People in the Workplace

People are core to the Glanbia strategy and the continued commitment of our employees is critical to our future success. As an evolving company in a rapidly changing environment, it is essential that our people can change with us and respond effectively to the challenges of the marketplace. To this end Group policy is to support employees by providing relevant training and development programmes.

It is also our policy to communicate all developments affecting both the Group and the workplace to employees. Glanbia has had a very positive response to its "Heads Up" programme, which is designed to harvest Group intelligence and energy through the exchange of ideas across all businesses. The "Heads Up" programme has been instrumental in realising the four key Group values:

- be the best
- find a better way
- pride in what we do
- people matter

Glanbia also operates a graduate placement programme, attracting high calibre graduates from leading universities. The Group endeavours to attract and retain the best people by providing a challenging and rewarding career and personal development path.

We comply with all appropriate equality and anti-discrimination legislation and are committed to providing equal opportunities for the advancement of all employees.

Marketplace

Glanbia is proud of its brands and it is important to us that our stakeholders – consumers, customers and our business partners/suppliers – are aware of how we do business. Glanbia's growth strategy has in recent years involved the formation of a number of strategic relationships with other partners through joint ventures. It is imperative to us as a Group that we therefore respond promptly and positively to all stakeholders needs.

A new marketing code is currently being developed to include: consumer feedback; packaging and labelling; product safety; supplier dealings; advertising/promotions, recruitment and people development.

Directors and Advisors


Tom Corcoran


Michael Walsh


Liam Herlihy


John Moloney


Billy Murphy


Tom Heffernan


Victor Quinlan


Chris Hill


John Callaghan


Ned Fitzpatrick

Non-Executive Directors

Thomas P Corcoran (aged 64) is Chairman of Glanbia plc. He has served as a non-executive Director since 1988 and was appointed Chairman of the Company in 2000. He is also Chairman of Glanbia Co-operative Society Limited. He is a Director of Irish Co-operative Organisation Society Limited, where he is currently a Vice-President. He is a Director of Irish Agricultural Wholesale Society Limited and a Director of Waterford Leader Partnership Limited. He has completed the Institute of Directors Director Development Programme (2003) and holds a Certificate of Merit in Corporate Governance from the Institute of Directors Centre for Corporate Governance at University College Dublin. He farms at Bohadoon, Dungarvan, Co. Waterford.

Liam Herlihy (aged 52) is Vice-Chairman of Glanbia plc. He was appointed to the Board in 1997 and was appointed Vice-Chairman of the Company in 2001. He is also Vice-Chairman of Glanbia Co-operative Society Limited and a Director of Co-operative Animal Health Limited. He completed the ICOS Diploma in Corporate Direction in 2002. He farms at Headborough, Knockanore, Tallow, Co. Waterford.

Michael J Walsh (aged 61) is Vice-Chairman of Glanbia plc. He was appointed to the Board in 1989 and was appointed Vice-Chairman of the Company in 1996. He is also Vice-Chairman of Glanbia Co-operative Society Limited, a Director of Irish Co-operative Organisation Society Limited and a Director of The Irish Dairy Board Co-operative Limited. He farms at Coolroe, Graiguenamanagh, Co. Kilkenny.

John E Callaghan, FCA, (aged 61) was appointed to the Board in 1998. He is Chairman of First Active plc and a Director of Rabobank Ireland plc. He was formerly Managing Partner of KPMG (Ireland) and Chief Executive of Fyffes plc.

Jerry V Liston, B.A., MBA, (aged 63) was appointed to the Board in 2002. He is Executive Chairman of the Michael Smurfit Graduate School of Business, University College Dublin and holds directorships in other companies. He was formerly Chief Executive of United Drug plc and a past Chairman of the Irish Management Institute.

The following non-executive Directors are farmers and all are Directors of Glanbia Co-operative Society Limited:

Henry V Corbally (aged 49) completed the ICOS Diploma in Corporate Direction in 2002. He farms at Kilmainhamwood, Kells, Co. Meath.

Edward P Fitzpatrick (aged 56) is Vice-Chairman of South Eastern Cattle Breeding Society Limited and completed the ICOS Diploma in Corporate Direction in 2003. He farms at Knockmoylan, Mullinavat, Co. Kilkenny.

James A Gilsenan (aged 44) completed the ICOS Diploma in Corporate Direction in 2003. He farms at Drogheda Road, Collon, Co. Louth.

Thomas P Heffernan (aged 48) is a Director of South Eastern Cattle Breeding Society Limited and completed the ICOS Diploma in Corporate Direction in 2003. He farms at Kearney Bay, Glenmore, Co. Kilkenny.

Christopher L Hill, B.Agr.Sc., (aged 45) is a Director of Wicklow Rural Partnership Limited and a member of the Wicklow County Development Board. He completed the ICOS Diploma in Corporate Direction in 2002. He farms at Johnstown House, Arklow, Co. Wicklow.

John J Miller (aged 63) is a Director of Laois Leader Rural Development Company Limited and is active in Spink Community Council. He farms at Boleybeg, Abbeyleix, Co. Laois.

Michael Parsons (aged 54) is Chairman of Kilkenny Co-operative Livestock Market Limited. He farms at Outrath, Kilkenny.

Eamon M Power (aged 49) is currently completing the ICOS Diploma in Corporate Direction and is a Master Farmer. He farms at Corse, Fethard-on-Sea, Co. Wexford.

Frank Quigley (aged 61) farms at Feddans, Carrick on Suir, Co. Waterford.

John V Quinlan, B.Agr.Sc., (aged 58) holds directorships in a number of companies, including Irish Sugar Limited. He is currently completing the ICOS Diploma in Corporate Direction. He farms at Baptistgrange, Lisronagh, Clonmel, Co. Tipperary.

George E Stanley (aged 59) is a Committee Member of The Centenary Co-operative Creamery Society Limited. He farms at Shinrone, Birr, Co. Offaly.

Executive Directors

John J Moloney, B.Agr.Sc., MBA, (aged 49) is Group Managing Director since June 2001. He was appointed to the Board in 1997. He was appointed Deputy Group Managing Director in October 2000 and assumed the responsibilities of Chief Operating Officer in January 2001. He joined the Group in 1987 and held a number of senior management positions including Chief Executive of the Food Ingredients and Agricultural Trading Divisions. He previously worked with the Department of Agriculture, Food and Forestry and in the meat industry in Ireland. He is a Director of The Irish Dairy Board Co-operative Limited, Repak Limited and a Council Member of both the Irish Business and Employers Confederation and the Irish Management Institute.


Jim Gilsenan


Henry Corbally


John Miller


Michael Parsons


Eamon Power


Jerry Liston


Eric Stanley


Geoff Meagher


Frank Quigley


Kevin Toland

William G Murphy, B. Comm, (aged 58) is Deputy Group Managing Director since June 2001. He joined the Group in 1977 and has held a number of senior positions including Chief Executive of Dairy Food Ingredients, Chief Executive of Consumer Foods Ireland and Chief Executive of the Agribusiness Division. He was appointed to the Board in 1989. Prior to joining the Group he worked as a grain trader with Cargill Limited. He is a Director of IAWS Group plc and Irish Agricultural Wholesale Society Limited.

Geoffrey J Meagher, CPA, (aged 54) is Group Financial Director since 1993. He joined the Group in 1975 and held a number of positions including that of Group Financial Controller. Prior to that he trained and worked with PricewaterhouseCoopers, Chartered Accountants .

Kevin E Toland, FCMA, (aged 38) was appointed to the Board on 10 January 2003. He joined the Group in 1999 and is Group Development Director, having previously held the position of Chief Executive of the Consumer Foods Division. Prior to joining Glanbia, Mr Toland held a number of senior management positions with Coca-Cola Bottlers in Russia and with Diageo plc in Ireland and Central Europe.

Directors offering themselves for re-appointment

The following Directors are retiring by rotation in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

John E Callaghan (aged 61), Thomas P Heffernan (aged 48), Christopher L Hill (aged 45), John J Moloney (aged 49), William G Murphy (aged 58) and Michael Parsons (aged 54).

All are farmers with the exception of John E Callaghan, John J Moloney and William G Murphy. All are Directors of Glanbia Co-operative Society Limited with the exception of John E Callaghan and William G Murphy.

Board Committees

Audit Committee

JE Callaghan-Chairman, TP Corcoran, L Herlihy, JV Liston, JJ Miller, EM Power, GE Stanley, MJ Walsh.

Remuneration Committee

TP Corcoran-Chairman, JE Callaghan, L Herlihy, JV Liston, MJ Walsh.

Nomination Committee

TP Corcoran-Chairman, JE Callaghan, L Herlihy, JV Liston, JJ Moloney, MJ Walsh.

Secretary and Registered Office

Siobhán Talbot, B.Comm, FCA,
Glanbia House, Kilkenny, Ireland.

Registrar and Transfer Office

Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.
Telephone: +353 1 216 3100
Facsimile: +353 1 216 3151

Auditors

PricewaterhouseCoopers, Ballycar House, Newtown, Waterford, Ireland.

Principal Bankers

ABN AMRO Bank N.V., Allied Irish Banks p.l.c., Bank of Ireland, BNP Paribas S.A., Barclays Bank PLC, Citibank N.A., IIB Bank Limited, Rabobank Ireland plc, Ulster Bank Markets Limited.

Solicitors

Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.
Pinsents, 3 Colmore Circus, Birmingham B4 6BH, United Kingdom.

Stockbroker

J & E Davy, 49 Dawson Street, Dublin 2, Ireland.

Shareholder Enquiries

All shareholders' enquiries should be addressed to the Registrar. Shareholders may check their accounts on the Company's Share Register by accessing the Company's website at **www.glanbia.com**, clicking on "For Investors" and "Shareholding Online". Shareholders may check their shareholdings, recent dividend payments details and can also download forms required to notify the Registrar of changes in their details.

Report of the Directors
for the year ended 3 January 2004

Introduction
The Directors are pleased to present their report to shareholders together with the audited financial statements for the year ended 3 January 2004.

Principal activities
Glanbia plc is an international dairy, consumer foods and nutritional products company. It is principally engaged in the processing and marketing of cheese; dairy-based food ingredient and nutritional products; dairy-based consumer products; fresh milk; consumer and other meat products; manufacture of animal feedstuffs and trading in agricultural products. Group processing operations are located in Ireland, the UK and the USA. Sales and marketing activities are undertaken in various European countries and in the USA, South America, Asia and Africa. The Group serves a broad customer base in the retail, food service and food and beverage processing sectors.

Review of business
Group turnover for the year was €2,041.07m compared with €2,316.74m in 2002. The Chairman's Statement, Group Managing Director's Review and the Group Financial Director's Review contain a comprehensive commentary on the business and the year-end financial position.

Results
Details of the results for the year and the appropriation thereof are set out in the consolidated profit and loss account on page 29.

Share Capital
The authorised share capital of the Company is 306,000,000 ordinary shares of €0.06 each. The issued share capital is 292,514,184 ordinary shares of €0.06 each.

Dividends
On 1 October 2003 an interim dividend of 2.06c per share on the ordinary shares amounting to €5.980m was paid to shareholders on the Register as at 5 September 2003. The Directors have recommended the payment of a final dividend of 2.94c per share on the ordinary shares which amounts to €8.535m. Subject to shareholders approval this dividend will be paid on 24 May 2004 to shareholders on the Register as at 23 April 2004, the record date.

Future developments
Our plans for the future development of the Group are outlined in the Chairman's Statement; Group Managing Director's Review and the Group Financial Director's Review.

Important events since the year end
On 23 February 2004, the Group announced the sale of a 75% interest in its UK hard cheese business, Glanbia Foods Limited (through the sale of 100% of Glanbia Foods Limited and the simultaneous creation of a new joint venture with Milk Link Limited which will be 25% owned by the Group). A provision for the loss on this transaction is detailed in note 5 to the financial statements.

Substantial interests
As at 20 February 2004, Glanbia Co-operative Society Limited held 54.79% of the Company's issued ordinary shares. The Company has not been notified of any other interest of 3% or more in its issued ordinary shares.

Research and development
The Group is committed to an ongoing and extensive innovation programme to support a customer-led business and marketing approach. There is growing consumer awareness of the link between health and diet and Glanbia as a food Group is committed to achieving the highest standards of best practice in relation to science based innovation. It is directed towards the development of technically superior dairy-based food ingredient and nutritional products, cheese, high value consumer food products, and the enhancement of proprietary technologies and processes.

Safety, health and welfare
The Group is committed to complying with the Safety, Health and Welfare at Work Act, 1989. A comprehensive statement on safety, health and welfare at work has been prepared by each of the relevant companies in the Group. The policies set out in these statements are kept under review as part of the process of safeguarding the wellbeing of employees.

Directors
The Directors of the Company are listed on pages 20 and 21 of this Annual Report. In accordance with the Articles of Association of the Company, John E Callaghan, Thomas P Heffernan, Christopher L Hill, John J Moloney, William G Murphy and Michael Parsons retire from the Board by rotation and, being eligible, offer themselves for re-appointment. None of the Directors proposed for re-appointment has a service contract with the Company.

Biographical details of Directors offering themselves for re-appointment are set out on pages 20 and 21.

Directors' and Secretary's share interests

The interests of the Directors and Group Secretary and their spouses and minor children in the share capital of the Company, subsidiary companies and the holding Society are disclosed in note 36 to the financial statements.

Share options

In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") and Savings-Related Share Option ("Sharesave") Scheme in order to further align the interests of Group personnel with those of shareholders. Options outstanding under the Company's 1988 Share Option Scheme, the LTIP and the Sharesave Scheme as at 3 January 2004 amounted to 5,392,473 ordinary shares (4 January 2003: 5,954,528), made up as follows:

	No of ordinary shares	Price range	Dates exercisable
Share option scheme and LTIP	2,949,500	€1.55 - €4.25	2004–2013
		GBP£2.90	2004–2008
Sharesave Scheme	2,442,973	€1.20/GBP£0.764	2005-2006
Total	5,392,473		

As detailed in note 25 to the financial statements 2,168,354 ordinary shares have been purchased for the purpose of the Sharesave Scheme and are held in an employee benefit trust ("the Employees' Share Trust") pending exercise of the options. Any further shares required for the Sharesave Scheme will be existing shares purchased by the Employees' Share Trust.

Corporate governance

The Board has reviewed the Combined Code, which is appended to the Listing Rules of the Irish Stock Exchange. The Board believes that, except in relation to the composition of the Board, the Audit and Remuneration Committees as noted below, the Company has complied throughout the financial period with the provisions of the Combined Code.

Board/Board committees

The Company is a subsidiary of Glanbia Co-operative Society Limited ("the Society") which currently nominates from its Board of Directors, which is elected on a three-year basis, fourteen non-executive Directors for appointment to the Board of the Company in accordance with the Articles of Association. The Society, an Irish industrial and provident society, owns 54.79% of the share capital of the Company and many of its members supply milk and trade with Irish subsidiaries of the Company.

The remaining Directors comprise four executive Directors and two independent non-executive Directors. All Directors are required to submit themselves for re-appointment at least every three years.

The Board meets monthly and on other occasions as necessary. The Board has a formal schedule of matters specifically reserved to it for decision. All Directors have full and timely access to the information necessary to enable them to discharge their duties.

All Directors have access to the advice and services of the Group Secretary, who is responsible for ensuring that Board procedures are followed. All Directors are entitled to take independent advice, if necessary, at the Company's expense.

The Group continues to implement its core values programme throughout the Group, the aim of which is to foster a Group wide corporate culture based on performance, innovation, ethics and people development. All Directors have participated in this programme and continually review the conduct and operation of Board meetings.

All Directors have been advised of their fiduciary duties and of their obligation to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct.

The roles of the Chairman and Group Managing Director are and always have been separate. Mr JE Callaghan and Mr JV Liston are independent non-executive Directors and Mr Callaghan is the Senior Independent Director. The remaining non-executive Directors are, as stated earlier, nominated by the Board of Glanbia Co-operative Society Limited for appointment to the Board of the Company.

Throughout the year to 3 January 2004 the Board had an Audit Committee, a Remuneration Committee and a Nomination Committee each of which has formal terms of reference that have been approved and are reviewed by the Board.

Among the areas reviewed by the Audit Committee are the accounting policies and practices adopted in the preparation of the annual and interim financial statements, the scope, cost effectiveness and result of the audit and the independence and objectivity of the auditors. The Committee discusses the scope and outcome of the internal audit programme with the Group Internal Auditor. The auditors meet with the Committee at least once a year without any executives being present.

Membership of the Audit Committee which comprises non-executive Directors under the chairmanship of Mr Callaghan is set out on page 21 of this Annual Report.

The role of the Nomination Committee is to carry out the selection process associated with the appointment of Directors and to make proposals to the Board regarding the appointment of Directors. Directors appointed during the year are required to retire and seek re-appointment at the annual general meeting following their appointment. All Directors are required to submit themselves for re-appointment at intervals of not more than three years. The appointment to the Board of non-executive Directors nominated by Glanbia Co-operative Society Limited ("the Society") is subject to and co-terminus with their appointments as Directors of the Society and is further subject to their removal as Directors under the Articles of Association. The remaining non-executive Directors are appointed to the Board on the basis of a three-year term, which may be renewed and are also subject to earlier removal under the Articles. Membership of the Nomination Committee which comprises a majority of non-executive Directors under the chairmanship of Mr T Corcoran is set out on page 21 of this Annual Report.

Due to the composition of the Board, as explained above, membership of the Board and of the Audit and Remuneration Committees is not composed of the number of independent non-executive Directors required under the Combined Code.

Remuneration

Remuneration Committee

The Remuneration Committee determines, on behalf of the Board, the Company's framework of executive remuneration and the specific packages and conditions of employment for each of the executive Directors and certain senior executives. The Committee consults the Group Managing Director regarding remuneration proposals and obtains internal and external professional advice as deemed appropriate.

The remuneration of the non-executive Directors is determined by the Remuneration Committee within the total amount approved by the Company's shareholders in general meeting from time to time.

The Remuneration Committee operates the Company's Share Option Schemes.

The members of the Remuneration Committee are Messrs T Corcoran (Chairman), JE Callaghan, JV Liston, MJ Walsh and L Herlihy.

Remuneration policy

Remuneration policy is based on attracting, retaining and motivating executives to ensure that they perform in the best interests of the Company and its shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

Currently the components of the remuneration package for executive Directors are basic salary and benefits, performance-related annual bonus, participation in the LTIP and participation in a defined benefit pension scheme. Executive Directors also participate in the share option scheme of the Company which expired in August 1998.

Basic salaries and benefits

The basic salaries of executive Directors are reviewed annually with regard to personal performance, competitive market practice or where a change of responsibility occurs. Benefits-in-kind consist principally of a company car. No fees are payable to executive Directors.

Performance-related annual bonus

The Group operates a performance-related bonus scheme for executive Directors, senior executives and other management. Payments under the scheme for executive Directors depend on the achievement of pre-determined goals for Group performance and an assessment of individual performance against agreed objectives.

Long Term Incentive Plan

As noted above, in 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders. Under the 2002 LTIP options cannot be exercised before the expiration of three years from the date of grant and can only be exercised if a predetermined performance criterion for the Company has been achieved. The performance criterion is that there has been an increase in the adjusted earnings per share of the Company of at least the increase in the Consumer Price Index plus 5% compounded during a three-year period.

To encourage participating executives to hold the shares issued to them on the exercise of their options, share awards specified as a percentage of the shares held may be made on the second and fifth anniversary of the exercise of the option.

The number of shares which may be the subject of such awards may not exceed 20% and 10% of the number of shares so held on the respective anniversaries.

Benefits under the LTIP are not pensionable.

Employee Savings – Related Share Option Scheme
In 2002 the shareholders approved an employee Savings-Related Share Option ("Sharesave") Scheme. The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Scheme provides a means of saving and giving employees the opportunity to become shareholders. In 2002 approximately 1,600 employees were granted options under the Sharesave Scheme, no further options were granted in 2003 under the Sharesave Scheme.

Pension benefits
Pension benefits for executive Directors are calculated on basic salary only. Benefits, which are agreed on appointment, are designed to provide two-thirds of basic salary at retirement for full service.

Service contracts
No Director has a service contract with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits-in-kind.

Details of Directors' emoluments and attributable pension benefits are set out in note 9 and details of Directors' shareholdings and share options are included in note 36 to the financial statements.

Shareholders
The Company has dialogue with institutional shareholders during the year and immediately following the announcement of the half-year and full-year results, the Company presents these results to investors and analysts. The Company responds to enquiries from all shareholders and welcomes their attendance at the Annual General Meeting. .

Annual General Meeting
The Notice of the 2003 Annual General Meeting was despatched to shareholders not less than 20 working days before the meeting. Separate resolutions were proposed at the meeting on each substantially separate issue, including a resolution to receive and consider the 2002 financial statements and the reports of the Directors and Auditors thereon. The Chairmen of the Audit Committee and the Remuneration Committee were present at the AGM. The level of proxy votes for and against was announced after each resolution had been passed on a show of hands.

Going concern
After making enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation and existence for the foreseeable future, and accordingly they continue to adopt a going concern basis in preparing the financial statements.

Internal control
The Directors are required by the Combined Code to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets.

The Board confirms that there are ongoing procedures for identifying, evaluating and managing significant risks faced by the Group. These, or their equivalent, have been in place for the year covered in this Annual Report and Financial Statements and up to the date of its approval and are themselves regularly reviewed by the Board and accord with the Turnbull guidance[1] which the Board has fully adopted. The Board has also reviewed the effectiveness of the current system of internal control specifically for the purposes of this statement.

While acknowledging its responsibility for the system of internal control, the Board is aware that such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Group Executive Committee, a management committee of the Group Managing Director, and recommended to the Board.

In judging the effectiveness of the Group's controls, the Board monitors the reports of the Audit Committee and management. Without diminishing its own responsibilities the Board has delegated certain acts to the Audit Committee. These include detailed reviews of key risks inherent in the business and of the systems for managing these risks. The Committee summarises its findings to the Board as required but at least half-yearly.

The Group's control systems include:

- a Code of Business Practice that defines a set of agreed standards and guidelines for corporate behaviour;
- an organisational structure with clearly defined lines of responsibility and delegation of authority;
- appropriate terms of reference for Board committees with responsibility for policy areas;
- a formal schedule of matters specifically referred to the Board for its decision;
- a comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting;
- clearly defined guidelines for capital expenditure, including detailed budgeting, appraisal and post-investment review;
- a Group Financial Management Manual that clearly sets out the accounting policies and financial control procedures to be followed by Business Units;
- a Treasury Risk Management policy approved by the Board which ensures that foreign exchange and interest rate exposures of the Group are managed within defined parameters;
- a Group wide risk assessment process which is maintained by Business Unit Management reporting to the Group Executive and Board as required;
- a Group Internal Audit function operating globally which monitors and supports the internal financial control system and reports to the Audit Committee and management. Internal audit work is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit;
- the Audit Committee, a formally constituted committee of the Board comprising non-executive Directors only, meets with internal and external auditors to satisfy itself that control procedures are in place and are being followed.

Finally the Directors, through the use of appropriate procedures and systems, have ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. These books of account are kept at the registered office of the Company.

Subsidiary and associated undertakings

A list of the principal subsidiary and associated undertakings is included in note 37 to the financial statements.

Auditors

The auditors PricewaterhouseCoopers have expressed their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special business at the Annual General Meeting

Notice of the 2004 Annual General Meeting with details of the special business to be considered at the meeting is set out in a separate circular which is enclosed with this Annual Report.

Amendment to Articles of Association

Shareholders are being asked to increase the maximum number of Directors of the Company to twenty two.

Disapplication of pre-emption rights, purchase of Company shares and treasury shares

Under the second item of special business, shareholders are being asked to renew the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue or in any other issue up to an aggregate amount of €809,148.96 in nominal value of ordinary shares, representing 4.6% of the nominal value of the Company's issued ordinary share capital for the time being. This authority will expire on the earlier of the close of business on 17 August 2005 or the date of the Annual General Meeting of the Company in 2005.

At the last Annual General Meeting of the Company shareholders passed a resolution to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of its own shares. This authority will expire on 18 May 2004. Under the third item of special business, shareholders are being asked to extend this authority until the earlier of the close of business on 17 August 2005 or the date of the Annual General Meeting of the Company in 2005. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies.

As required by the Listing Rules, options to subscribe for a total of 2,949,500 ordinary shares were outstanding on 20 February 2004, representing 1.01% of the issued ordinary share capital at that date. If this share buy-back authority which is being sought from shareholders was used in full, these options would represent 1.12% of the issued ordinary share capital.

Shareholders are also being asked under the fourth item of special business to pass a resolution authorising the Company to re-issue such shares purchased by it and not cancelled as treasury shares. Such purchases would be made only at price levels which it considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. Furthermore the authority being sought from shareholders will provide that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the then market price of such shares.

On behalf of the Board

Thomas P Corcoran	**Chairman**
John J Moloney	**Group Managing Director**

Glanbia House
Kilkenny
2 March 2004

[1] Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull guidance") published in September 1999.

Statement of Directors' responsibilities
Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The maintenance and integrity of the Glanbia plc web site is the responsibility of the Directors.

We have audited the financial statements on pages 29 to 67, which have been prepared under the historical cost convention, (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies on pages 35 to 36.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 27 in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 193 of the Companies Act, 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' Report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Managing Director's Review, the Group Financial Directors Review and the Corporate Governance statement.

We review whether the Corporate Governance statement on pages 23 to 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 3 January 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors' Report on pages 22 to 27 is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet on page 32, are more than half the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 3 January 2004 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Waterford

2 March 2004

Consolidated Profit and Loss Account

for the year ended 3 January 2004

	Notes	Pre-exceptional 2003 €'000	Exceptional 2003 €'000	Total 2003 €'000	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000
Turnover		**2,109,760**	**-**	**2,109,760**	2,386,437	-	2,386,437
Less share of turnover of joint venture		**(68,687)**	**-**	**(68,687)**	(69,699)	-	(69,699)
Group turnover	1	**2,041,073**	**-**	**2,041,073**	2,316,738	-	2,316,738
Cost of sales		**(1,773,537)**	**-**	**(1,773,537)**	(2,010,118)	-	(2,010,118)
Gross profit		**267,536**	**-**	**267,536**	306,620	-	306,620
Distribution costs		**(94,697)**	**-**	**(94,697)**	(127,339)	-	(127,339)
Administrative expenses	3	**(80,970)**	**(16,451)**	**(97,421)**	(90,693)	-	(90,693)
Group operating profit		**91,869**	**(16,451)**	**75,418**	88,588	-	88,588
Share of operating profit of joint venture and associates		**916**	**-**	**916**	2,947	-	2,947
Operating profit including joint venture and associates		**92,785**	**(16,451)**	**76,334**	91,535	-	91,535
Loss on sale of operations	4	**-**	**(28,190)**	**(28,190)**	-	(25,610)	(25,610)
Provision for loss on sale of operation	5	**-**	**(49,146)**	**(49,146)**	-	-	-
Profit on sale of fixed assets	6	**-**	**11,594**	**11,594**	-	13,754	13,754
Loss on termination of operations	7	**-**	**(9,827)**	**(9,827)**	-	(68,064)	(68,064)
Group interest	8	**(15,023)**	**-**	**(15,023)**	(19,206)	-	(19,206)
Share of interest of joint venture and associates		**(627)**	**-**	**(627)**	(521)	-	(521)
Profit/(loss) before taxation	9	**77,135**	**(92,020)**	**(14,885)**	71,808	(79,920)	(8,112)
Taxation	10	**(10,272)**	**1,546**	**(8,726)**	(7,939)	-	(7,939)
Profit/(loss) after taxation		**66,863**	**(90,474)**	**(23,611)**	63,869	(79,920)	(16,051)
Equity minority interest				**(251)**			(677)
Non-equity minority interest				**(11,005)**			(12,619)
Loss for the year	11			**(34,867)**			(29,347)
Dividends	12			**(14,515)**			(13,833)
Loss absorbed for the year				**(49,382)**			(43,180)
Earnings per share	13			**(12.01c)**			(10.06c)
Fully diluted earnings per share	13			**(12.01c)**			(10.06c)
Adjusted earnings per share	13			**19.26c**			17.44c

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Profit and Loss Account (continued)
for the year ended 3 January 2004

Note of historical cost profits and losses

	2003 €'000	2002 €'000
Loss before taxation	**(14,885)**	(8,112)
Difference between historical cost depreciation charge and actual depreciation charge	**4,125**	4,544
Historical cost loss before taxation	**(10,760)**	(3,568)
Historical cost loss absorbed for the year	**(45,257)**	(38,636)

Statement of total recognised gains and losses

	2003 €'000	2002 €'000
Loss for the year	**(34,867)**	(29,347)
Currency translation difference on foreign currency net investments	**5,520**	3,127
Total recognised losses for the year	**(29,347)**	(26,220)

Reconciliation of movements in shareholders' funds

	2003 €'000	2002 €'000
Loss for the year	**(34,867)**	(29,347)
Dividends	**(14,515)**	(13,833)
	(49,382)	(43,180)
Other recognised gains	**5,520**	3,127
Goodwill on disposal	**41,688**	49,607
Currency translation adjustment on goodwill reserves	**318**	3,191
Net change in shareholders' funds	**(1,856)**	12,745
Opening shareholders' funds	**181,297**	168,552
Closing shareholders' funds	**179,441**	181,297

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Balance Sheet

as at 3 January 2004

	Notes	2003 €'000	2002 €'000
Assets employed			
Fixed assets			
Tangible assets	14	**363,641**	416,826
Goodwill	15	**2,466**	4,420
Financial assets			
Investments in joint venture:			
Share of gross assets		**40,542**	30,527
Share of gross liabilities		**(27,598)**	(17,426)
	16	**12,944**	13,101
Investments in associates	16	**9,607**	9,101
Other investments	17	**15,903**	14,252
		38,454	36,454
		404,561	457,700
Current assets			
Stocks	18	**202,736**	180,022
Debtors	19	**210,402**	226,838
Cash and bank balances		**59,775**	90,953
		472,913	497,813
Creditors – Amounts falling due within one year	20	**348,751**	317,442
Net current assets		**124,162**	180,371
Total assets less current liabilities		**528,723**	638,071
Less:			
Non-current liabilities			
Creditors – Amounts falling due after more than one year	22	**183,682**	275,407
Provisions for liabilities and charges			
Deferred taxation	23	**27,559**	23,723
Capital grants	24	**16,611**	18,505
		300,871	320,436
Capital and reserves			
Called up equity share capital	25	**17,551**	17,551
Share premium account	26	**80,005**	80,005
Merger reserve	27	**113,148**	113,148
Revenue reserves	28	**(34,088)**	(32,232)
Capital reserve	29	**2,825**	2,825
Equity shareholders' funds		**179,441**	181,297
Equity minority interests	30	**5,671**	6,983
Non-equity minority interests	30	**115,759**	132,156
		300,871	320,436

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Company Balance Sheet
as at 3 January 2004

	Notes	2003 €'000	2002 €'000
Assets employed			
Fixed assets			
Financial assets	16	**519,516**	518,325
Current assets			
Debtors	19	**944**	5,124
Cash and bank balances		**133**	94
		1,077	5,218
Creditors – Amounts falling due within one year	20	**43,243**	56,396
Net current liabilities		**(42,166)**	(51,178)
Total assets less current liabilities		**477,350**	467,147
Less non-current liabilities			
Creditors – Amounts falling due after more than one year	22	**3,397**	1,905
		473,953	465,242
Capital and reserves			
Called up equity share capital	25	**17,551**	17,551
Share premium account	26	**435,273**	435,273
Revenue reserves	28	**16,903**	8,192
Capital reserve	29	**4,226**	4,226
		473,953	465,242

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Cash Flow Statement

for the year ended 3 January 2004

	Notes	2003 €'000	2003 €'000	2002 €'000	2002 €'000
Net cash inflow from operating activities	(a)		94,507		126,558
Returns on investments and servicing of finance					
Interest received		277		913	
Interest paid		(16,676)		(20,938)	
Finance lease interest		(149)		(211)	
Dividends paid to equity minority interest		(1,463)		(123)	
Dividends paid to non-equity minority interest		(10,295)	(28,306)	(11,690)	(32,049)
Taxation			(9,816)		(4,990)
Capital expenditure and financial investment					
Purchase of fixed assets		(41,741)		(35,018)	
Disposal of fixed assets		2,629		6,377	
(Purchase)/disposal of investments		(2,410)	(41,522)	10,705	(17,936)
Acquisitions and disposals					
Purchase of subsidiary undertakings		–		(677)	
Disposal of subsidiary undertakings		795		1,184	
Termination of operations		(1,851)		(8,648)	
Fire insurance proceeds (net of redundancy and other costs)		7,332	6,276	–	(8,141)
Equity dividends paid			(14,080)		(13,533)
Cash inflow before management of liquid resources and financing			7,059		49,909
Financing					
Decrease in term loans		(34,478)		(76,658)	
Decrease in finance leases		(987)		(1,024)	
Minority interest redeemed		(100)		–	
Capital grants received		5	(35,560)	11	(77,671)
Decrease in cash in year			(28,501)		(27,762)
Reconciliation of net cash flow to movement in net debt					
Decrease in cash in year			(28,501)		(27,762)
Decrease in debt and finance leasing			35,465		77,682
Change in net debt resulting from cash flows			6,964		49,920
Translation difference			15,547		16,431
Movement in net debt in year			22,511		66,351
Net debt at 4 January 2003			(176,308)		(242,659)
Net debt at 3 January 2004	(b)		(153,797)		(176,308)

Notes to Consolidated Cash Flow Statement

for the year ended 3 January 2004

	2003 €'000	2002 €'000
(a) Net cash inflow from operating activities		
Group operating profit (before exceptional items)	**91,869**	88,588
Reorganisation and merger costs	**(338)**	(775)
Profit on disposal of fixed assets	**(415)**	(885)
Depreciation	**38,125**	53,072
Capital grants released	**(1,443)**	(1,670)
(Increase)/decrease in stocks	**(35,004)**	27,850
(Increase)/decrease in debtors	**(2,333)**	34,185
Increase/(decrease) in creditors	**3,749**	(74,120)
Goodwill amortisation	**297**	313
	94,507	126,558

(b) Analysis of net debt

	At 4 January 2003 €'000	Cash flow €'000	Exchange movement €'000	**At 3 January 2004 €'000**
Net cash				
Cash at bank and in hand	90,953	(28,501)	(2,677)	**59,775**
Debt				
Debt	(264,652)	34,478	18,224	**(211,950)**
Finance leases	(2,609)	987	–	**(1,622)**
	(267,261)	35,465	18,224	**(213,572)**
Net debt	(176,308)	6,964	15,547	**(153,797)**
Analysed as follows:				
Cash and bank balances	90,953			**59,775**
Loans due within one year	–			**(42,523)**
Finance leases due within one year	(1,117)			**(698)**
Finance leases due after one year	(1,492)			**(924)**
Loans due after one year	(264,652)			**(169,427)**
	(176,308)			**(153,797)**

The significant accounting policies adopted by the Group are as follows:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

These financial statements are prepared for a 52 week period ending on 3 January 2004, comparatives are for the 53 week period ended 4 January 2003. The balance sheets for 2003 and 2002 have been drawn up as at 3 January 2004 and 4 January 2003 respectively. The results to 3 January 2004 are referred to as 2003 results.

(b) Basis of consolidation

The Group financial statements, which are stated in euro, are prepared under the historical cost convention as modified by the revaluation of certain fixed assets. They incorporate:

(i) The financial statements of Glanbia plc and its subsidiaries including results of subsidiaries acquired from the date of their acquisition.

(ii) The Group's share of the results and net assets of associated companies and joint ventures based on the equity and gross equity methods of accounting respectively.

Inter-group sales and profits have been eliminated on consolidation.

(c) Turnover

Turnover comprises the invoiced value, excluding value added tax, of goods supplied and services rendered. Certain dairy products are sold based on "on account" price agreements which are subject to adjustment when the final prices are agreed.

(d) Earnings per share

Earnings per share represents the profit in cent attributable to each equity share, based on the consolidated profit after tax, minority interests and preference dividends, divided by the weighted average number of equity shares in issue in respect of the period.

Adjusted earnings per share is calculated by excluding exceptional items and goodwill amortisation.

In calculating fully diluted earnings per share, the difference between the number of shares issued on exercise of all options and the number of shares that would have been issued at fair value is regarded as dilutive.

(e) Stocks

Stocks are valued at the lower of cost or net realisable value. Cost in the case of raw materials, bought-in goods and expense stock comprises purchase price plus transport and handling costs less discounts, rebates and subsidies. Cost in the case of products manufactured by the Group consists of direct material and labour costs together with the relevant production overheads based on normal levels of activity. Net realisable value represents the estimated selling price less costs to completion and appropriate selling and distribution costs.

(f) Debtors

Provision is made for all debts, the collection of which is considered doubtful. In arriving at this provision, account is taken of the age profile of the debt and its adherence to credit terms.

(g) Fixed assets and depreciation

(i) Assets acquired under finance leases are included in fixed assets on the basis given in the accounting policy on leasing, less accumulated depreciation.

(ii) Other fixed assets are stated at cost or valuation less accumulated depreciation. As detailed in note 14, the Group revalued its land, buildings, plant and equipment (excluding leased plant) as at 31 December 1992 and 3 January 1993. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of the assets that were revalued, but not to adopt a policy of revaluation in the future.

(iii) Depreciation is calculated on all fixed assets, other than freehold land, on a straight line basis by reference to the expected useful lives of the assets concerned, or the period of any related finance lease, whichever is the shorter.

(iv) Interest incurred on payments on account of major fixed tangible assets under construction is included in the cost of these assets.

(v) Any surplus or deficit on realisation of revalued assets is calculated by reference to their carrying value, and is dealt with through the profit and loss account.

(h) Financial fixed assets

Financial fixed assets are shown at cost less provisions for permanent diminution in value. Income from financial fixed assets, is recognised in the profit and loss account in the year in which it is receivable.

(i) Capital grants

Capital grants received and receivable by the Group are credited to capital grants accounts and are transferred to the profit and loss account over the expected useful lives of the assets to which they relate.

(j) Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Group, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings, as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease on an actuarial basis. All other leases are operating leases and the annual rentals are charged to the profit and loss account.

(k) Taxation

Corporation tax is calculated on the results for the year after taking account of manufacturing and similar reliefs, capital allowances and group relief.

(l) Deferred taxation

In accordance with FRS 19, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries, associates and joint ventures where there is no commitment to remit these earnings, or on the revaluation of assets, such as property, unless a binding sales agreement exists at the balance sheet date.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(m) Foreign exchange and hedging

(i) Monetary assets and liabilities in foreign currencies are translated into euro at the exchange rates ruling at the balance sheet date. All hedging instruments are matched with their underlying hedge item. Each instrument's gain or loss is brought into the profit and loss account, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of instrument, or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

(ii) Exchange adjustments arising on:
- (a) the retranslation of the net investment in foreign subsidiaries and;
- (b) forward contracts and borrowings used to hedge net equity investments in foreign subsidiaries, are transferred directly to reserves, and reflected in the statement of total recognised gains and losses.

(iii) All premia or fees, paid or received in respect of a financial instrument held as a hedge are accounted for over the originally anticipated life of the underlying hedged asset or liability even if the financial instrument is subsequently terminated prior to maturity of the underlying hedged asset or liability. Any profit or loss arising on such early termination is accounted for over the remaining life of the underlying hedged asset or liability.

If the matched underlying asset or liability prematurely ceases to exist, or is no longer considered likely to exist prior to the maturity date of any associated financial instrument held as a hedge, the hedging instrument is terminated and any profit or loss arising together with any incurred and unamortised premia or fees are recognised in the profit and loss account at that time. Instruments which cease to be recognised as hedges are marked to market.

(iv) All other gains and losses arising from changes in exchange rates are dealt with through the profit and loss account in the year in which they occur.

(n) Goodwill

Goodwill represents the difference between:

(i) The fair value attributable to the net separable assets of undertakings acquired; and

(ii) The fair value of the acquisition consideration.

With effect from 4 January 1998, goodwill is capitalised and classified as an asset on the balance sheet. Goodwill is amortised on a straight line basis over its useful economic life (not exceeding twenty years) which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Goodwill on acquisitions which arose before 4 January 1998, remains offset against revenue reserves. On subsequent disposal of such businesses any related goodwill is taken into account in determining the profit or loss on disposal.

(o) Research and development expenditure

All expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

(p) Pension schemes

The Group's pension schemes, both contributory and non-contributory, are funded over the employees' period of service. The Group's contributions are based on the most recent actuarial valuation of the funds.

The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 3 January 2004 are shown in note 34.

(q) Finance costs of capital instruments

Costs incurred in connection with the issue of debt and non-equity shares are charged to the profit and loss account on an annual basis over the lives of the related instruments.

1 Segmental analysis

(a) Analysis by class of business

Turnover	2003 €'000	2002 €'000
Consumer Foods	**900,411**	1,175,114
Food Ingredients	**906,210**	910,075
Agribusiness	**234,452**	231,549
	2,041,073	2,316,738

Total turnover for Food Ingredients was €1,079.120m (2002: €1,099.481m) of which €172.910m (2002: €189.406m) represented inter-segment sales and €906.210m (2002: €910.075m) comprised sales to third parties. Inter-segment sales within Consumer Foods and Agribusiness were not material.

Pre-exceptional operating profit including share of profits of joint venture and associates	2003 €'000	2002 €'000
Consumer Foods	**44,773**	47,590
Food Ingredients	**33,765**	30,051
Agribusiness	**14,247**	13,894
	92,785	91,535

Net assets	2003 €'000	2002 €'000
Consumer Foods	**194,454**	209,146
Food Ingredients	**187,318**	211,673
Agribusiness	**72,896**	75,925
	454,668	496,744
Unallocated liabilities	**(153,797)**	(176,308)
Total net assets	**300,871**	320,436

1 **Segmental analysis (continued)**

(b) **Analysis by geographical segments**

Turnover by destination	**2003 €'000**	2002 €'000
Ireland	**793,753**	837,533
Rest of Europe	**653,747**	885,703
USA/other	**593,573**	593,502
	2,041,073	2,316,738

Turnover by origin	**2003 €'000**	2002 €'000
Ireland	**1,132,431**	1,163,733
Rest of Europe	**459,028**	686,667
USA/other	**449,614**	466,338
	2,041,073	2,316,738

Pre-exceptional operating profit including share of profits of joint venture and associates	**2003 €'000**	2002 €'000
Ireland	**74,178**	58,597
Rest of Europe	**3,894**	12,072
USA/other	**14,713**	20,866
	92,785	91,535

Net assets	**2003 €'000**	2002 €'000
Ireland	**296,717**	290,232
Rest of Europe	**101,204**	135,308
USA/other	**56,747**	71,204
	454,668	496,744
Unallocated liabilities	**(153,797)**	(176,308)
Total net assets	**300,871**	320,436

The Directors consider segmental analysis of operating profit to be more meaningful than analysis of profit/(loss) before taxation.

2 ***Employees and remuneration***

The average number of persons employed by the Group during the year was 5,052 (2002: 6,416) and is analysed into the following categories:

Number of persons employed	**2003**	2002
Consumer Foods	**3,371**	4,794
Food Ingredients	**969**	923
Agribusiness	**712**	699

2 Employees and remuneration (continued)

The staff costs are comprised of:

	2003 €'000	2002 €'000
Wages and salaries	**170,224**	209,632
Social welfare costs	**17,774**	20,372
Pension costs	**8,796**	7,002
	196,794	237,006

3 Exceptional items

	2003 €'000	2002 €'000
Redundancy cost arising from fire at Roosky plant (note 6)	**(9,505)**	–
Restructuring cost associated with EU Commission's Mid Term Review of Common Agricultural Policy	**(6,946)**	–
	(16,451)	–

4 Loss on sale of operations

The loss arises primarily from the sale by the Group of its UK Fresh Meats operation at West Bromwich. The Group also disposed of a pig farm during the year, and recognised an additional loss representing increased pension obligations to former employees, of the UK Dairies operation which was disposed of in a prior period.

	Fresh Meats €'000	UK Dairies €'000	Pig Farm €'000	Total €'000
Loss on disposal of asset	(10,852)	(5,417)	(651)	**(16,920)**
Goodwill write-back to profit and loss account on sale	(10,262)	–	(909)	**(11,171)**
Goodwill written off on sale	(99)	–	–	**(99)**
	(21,213)	(5,417)	(1,560)	**(28,190)**

The loss on sale in 2002 arose mainly from the Group's sale of its UK Foodservice distribution business in August 2002. The Group also sold two farms during 2002.

5 Provision for loss on sale of operation

The provision arises from the sale by the Group of a 75% interest in its UK hard cheese business (Glanbia Foods Limited), which was announced on 23 February 2004.

	2003 €'000	2002 €'000
Loss on disposal of asset after year end	**(18,629)**	–
Write-back of goodwill on asset disposed after year end	**(30,517)**	–
	(49,146)	–

6 Profit on sale of fixed assets

The profit arises from the excess of insurance proceeds received over the net book value of assets destroyed by fire at the pigmeat processing plant in Roosky, Ireland on 8 May 2002.

	2003 €'000	2002 €'000
On disposal of investments	–	13,396
Profit on disposal of tangible assets	11,594	358
	11,594	13,754

The Directors have taken the decision not to reinstate the processing plant at Roosky but rather to restore the lost capacity at the two remaining pig processing plants, with the result that a redundancy cost of €9,505k has been incurred during the year (note 3).

7 Loss on termination of operations

The loss arises from the decision to close the Group's UK Fresh Meats operation at Drongan and Gainsborough, and an adjustment relating to the loss arising from the closure of the Group's UK Consumer Meats operation in June 2002.

	2003 €'000	2002 €'000
Loss arising on termination of operations	(8,578)	(30,370)
Goodwill write-back to profit and loss account on termination	–	(37,694)
Goodwill written off on termination	(1,249)	–
	(9,827)	(68,064)

8 Group interest

	2003 €'000	2002 €'000
Loans and overdrafts:		
Repayable within five years	(7,362)	(11,314)
Senior notes	(7,735)	(8,679)
Finance leases	(149)	(211)
Interest receivable	223	998
	(15,023)	(19,206)

9 Profit/(loss) before taxation

(a) The profit/(loss) before taxation is stated after charging/(crediting):

	2003 €'000	2002 €'000
Depreciation	38,125	53,072
Auditors' remuneration	564	615
Research and development expenditure (net of grants)	4,695	5,483
Operating lease rentals – plant and machinery	4,348	6,326
– other	3,756	6,865
Capital grants released	(1,443)	(1,670)

9 **Profit/(loss) before taxation (continued)**

(b) **Directors' remuneration**

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Short term incentive plan €'000	Pension contribution €'000	Other benefits €'000	**2003 Total €'000**	2002 Total €'000
Executive Directors							
JJ Moloney	329	216	–	76	10	**631**	466
WG Murphy	217	148	–	64	21	**450**	393
GJ Meagher	208	143	–	61	19	**431**	381
KE Toland (note (a))	227	125	–	65	17	**434**	–
2003	**981**	**632**	**–**	**266**	**67**	**1,946**	
2002	644	332	62	158	44		1,240
Non-Executive Directors							
TP Corcoran	70	–	–	–	–	**70**	70
MJ Walsh	32	–	–	–	–	**32**	32
L Herlihy	32	–	–	–	–	**32**	32
JE Callaghan	38	–	–	–	–	**38**	38
JV Liston	38	–	–	–	–	**38**	22
HV Corbally	13	–	–	–	–	**13**	13
EP Fitzpatrick	13	–	–	–	–	**13**	13
JA Gilsenan	13	–	–	–	–	**13**	13
TP Heffernan	13	–	–	–	–	**13**	13
CL Hill	13	–	–	–	–	**13**	13
JJ Miller	13	–	–	–	–	**13**	13
M Parsons	13	–	–	–	–	**13**	13
EM Power	13	–	–	–	–	**13**	13
F Quigley	13	–	–	–	–	**13**	13
V Quinlan	13	–	–	–	–	**13**	13
GE Stanley	13	–	–	–	–	**13**	13
2003	**353**	**–**	**–**	**–**	**–**	**353**	
2002	337	–	–	–	–		337
2003 Total remuneration	**1,334**	**632**	**–**	**266**	**67**	**2,299**	
2002 Total remuneration	981	332	62	158	44		1,577

9 Profit/(loss) before taxation (continued)

(b) Directors' remuneration (continued)

(a) Mr KE Toland was appointed a Director on 10 January 2003.

(b) No fees are payable to executive Directors. The performance bonus refers to payments to executive Directors based on individual and Group performance. The Short Term Incentive Plan ("STIP") was introduced in 2001 for executive Directors as part of an overall plan to align the interests of all senior management more fully with shareholders interests. The STIP ceased in August 2002, at which time the executive Directors were granted share options under the Company's 2002 Long Term Incentive Plan.

(c) Details of Directors' share options are set out in note 36 to the financial statements.

(d) The Remuneration Committee of the Board, which comprises solely of non-executive Directors, determines the Company's policy on executive Director remuneration and sets the remuneration package of each of the executive Directors. There are no contracts of service for executive Directors which are required to be made available for inspection.

The following pension benefits accrued to executive Directors of the Company:

	Transfer value of increase in accrued pension €'000	Annual pension accrued in 2003 in excess of inflation €'000	Total annual accrued pension at 3 January 2004 €'000
JJ Moloney	413	34	151
WG Murphy	140	7	142
GJ Meagher	88	6	119
KE Toland	27	5	28
2003	**668**	**52**	**440**
2002	465	32	337

10 Taxation

	Pre-exceptional 2003 €'000	Exceptional 2003 €'000	Total 2003 €'000	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000
Irish corporation tax						
Current tax on income for the year	4,031	–	4,031	1,680	–	1,680
Adjustments in respect of prior years	(457)	–	(457)	37	–	37
	3,574	–	3,574	1,717	–	1,717
Foreign tax						
Current tax on income for the year	345	–	345	1,851	–	1,851
Adjustments in respect of prior years	(453)	–	(453)	(537)	–	(537)
	(108)	–	(108)	1,314	–	1,314
Share of current tax of joint venture	–	–	–	169	–	169
Share of tax of associates	136	–	136	92	–	92
Total current tax	3,602	–	3,602	3,292	–	3,292
Deferred tax						
Group	7,112	(1,546)	5,566	4,809	–	4,809
Joint venture	(442)	–	(442)	(162)	–	(162)
Total deferred tax	6,670	(1,546)	5,124	4,647	–	4,647
Total tax charge	10,272	(1,546)	8,726	7,939	–	7,939

The current tax charge for the year is lower than the current charge that would result from applying the standard rate of Irish corporation tax to profit on ordinary activities. The differences are explained below:

	2003 €'000	2002 €'000
Profit on ordinary activities before taxation	77,135	71,808
Profit on ordinary activities multiplied by standard rate of Irish corporation tax of 12.5% (2002: 16%)	9,642	11,489
Effects of:		
Earnings at reduced and passive Irish rates	(819)	(1,650)
Excess of depreciation over capital allowances	1,187	2,054
Other deferred tax timing differences	(1,339)	(2,896)
Utilisation of tax losses	(2,849)	(2,664)
Difference in effective tax rates on overseas earnings	(1,887)	(2,959)
Adjustments to tax charge in respect of previous periods	(910)	(500)
Expenses not deductible for tax purposes and other adjustments	577	418
Current tax charge for the year, including associates	3,602	3,292
Group	3,466	3,031
Associates and joint venture	136	261
	3,602	3,292

11 Profit attributable to Glanbia plc

Of the loss for the year of €34.867m (2002: €29.347m), profits of €23.226m (2002: €17.371m) have been dealt with in the financial statements of Glanbia plc, the holding Company.

A separate profit and loss account has not been prepared for the holding Company because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

12 Dividends

	2003 cent per share	2003 €'000	2002 cent per share	2002 €'000
Interim dividend paid ordinary shares	2.06	6,026	1.96	5,733
Less credit for own shares held by Employee Share Trust	–	(46)	–	–
	2.06	5,980	1.96	5,733
Final dividend proposed Ordinary shares	2.94	8,600	2.80	8,191
Less credit for own shares held by Employee Share Trust	–	(65)	–	(91)
	2.94	8,535	2.80	8,100
Total ordinary dividends for the year	5.00	14,515	4.76	13,833

13 Earnings per share

	2003 €'000	2002 €'000
Loss after taxation and minority interest	(34,867)	(29,347)
Weighted average number of ordinary shares in issue	290,303,425	291,702,675
Earnings per share	(12.01c)	(10.06c)
Adjustments:		
Goodwill amortisation	0.10c	0.11c
Exceptional items	5.13c	–
Loss on sale of operations	9.71c	8.78c
Provision for loss on sale of operations	16.93c	–
Profit on sale of fixed assets	(3.99c)	(4.72c)
Loss on termination of operations	3.39c	23.33c
Adjusted earnings per share	19.26c	17.44c
Fully diluted earnings per share	(12.01c)	(10.06c)

In the opinion of the Directors, adjusted earnings per share is a more appropriate indicator of underlying performance.

14 Tangible assets – Group

	Land and buildings €'000	Plant and equipment €'000	Motor vehicles €'000	**Total €'000**
Cost or valuation				
As at 4 January 2003	235,452	585,553	15,490	**836,495**
Currency translation adjustment	(10,340)	(26,159)	85	**(36,414)**
Additions	8,451	29,697	498	**38,646**
Disposals	(21,401)	(26,779)	(63)	**(48,243)**
Reclassification	169	(1,964)	1,795	**–**
Write down arising from termination of operations	(5,396)	(765)	–	**(6,161)**
As at 3 January 2004	206,935	559,583	17,805	**784,323**
Depreciation				
As at 4 January 2003	63,069	342,445	14,155	**419,669**
Charged to profit and loss account	7,718	29,970	437	**38,125**
Currency translation adjustment	(2,312)	(11,927)	102	**(14,137)**
On disposals	(5,851)	(17,084)	(40)	**(22,975)**
Reclassification	20	(1,846)	1,826	**–**
As at 3 January 2004	62,644	341,558	16,480	**420,682**
Net book value				
As at 3 January 2004	144,291	218,025	1,325	**363,641**
As at 4 January 2003	172,383	243,108	1,335	**416,826**

(a) Included in the net book values of plant and equipment are assets acquired under lease agreements with a net book value of €16,560,000 (2002: €20,370,000). The depreciation charged in respect of these leased assets and included in the total depreciation charge above was €3,734,000 (2002: €3,483,000).

(b) A valuation of former Avonmore freehold land and buildings, plant and equipment (excluding leased plant) was carried out by Messrs Lisney, Valuers, as at 3 January 1993. The valuation was based on open market value in existing use, and where appropriate, on open market value calculated on a depreciated replacement cost basis. The valuation supported the overall value of the assets valued. The valuers also estimated the remaining useful lives of the assets which have been used in determining the depreciation rates set out below.

(c) Land and buildings, plant and equipment of the former Waterford operations were valued by Fergus Slattery Rushton, Surveyors and Valuers, on 31 December 1992, on an existing use basis incorporating the depreciated replacement cost, and open market value methods. Subsequent additions are stated at cost.

(d) The main rates of depreciation used in these financial statements are as follows:

	%
Buildings	3–5
Plant and equipment	5–33
Motor vehicles	20–25

(e) As required under FRS 15, a review of the useful lives of the Group's plant and equipment was carried out during the year with a resultant reduction in the depreciation charge of €5,771,000, as compared with the original useful lives.

15 Goodwill – Group

	2003 €'000	2002 €'000
At 4 January 2003	**4,420**	5,042
Goodwill on disposal	**(1,348)**	–
Currency translation adjustment	**(309)**	(309)
Amortised to profit and loss account	**(297)**	(313)
At 3 January 2004	**2,466**	4,420

The cumulative goodwill amortised at 3 January 2004 was €1,389,000 (2002: €1,092,000).

16 Financial assets

	Subsidiaries €'000	Associates €'000	Other investments (note 17) €'000	**Total €'000**
Company				
At 4 January 2003	513,544	1,395	3,386	**518,325**
Additions	–	–	1,492	**1,492**
Disposals	–	–	(301)	**(301)**
At 3 January 2004	513,544	1,395	4,577	**519,516**

	Joint venture €'000	Associates €'000	Other investments (note 17) €'000	**Total €'000**
Group				
At 4 January 2003	13,101	9,101	14,252	**36,454**
Additions	680	–	2,302	**2,982**
Share of retained profit	167	428	–	**595**
Disposals/redemption	–	–	(608)	**(608)**
Transfers	–	78	–	**78**
Amounts written off	–	–	(43)	**(43)**
Currency translation adjustment	(1,004)	–	–	**(1,004)**
At 3 January 2004	12,944	9,607	15,903	**38,454**

17 Other investments

	2003 Company €'000	2003 Group €'000	2002 Company €'000	2002 Group €'000
Own shares	**2,868**	**2,868**	3,169	3,169
Irish Dairy Board	**–**	**9,425**	–	9,692
Moorepark Technology	**–**	**331**	–	373
Quoted investments	**19**	**80**	19	80
Glanbia Enterprise Fund Limited	**1,690**	**1,690**	198	198
Other	**–**	**1,509**	–	740
	4,577	**15,903**	3,386	14,252
Market value				
Quoted investments (including own shares)	**5,140**	**5,657**	3,387	3,704

The amount included above as own shares relates to 2,168,354 ordinary shares in Glanbia plc held by an Employee Share Trust. The Employee Share Trust was established in May 2002 to operate in connection with the Company's Savings Related Share Option Scheme ("Sharesave Scheme"). The trustee of the Employee Share Trust is Mourant & Co., a Jersey based trustee services company.

The shares purchased by the Employee Share Trust cost €3,202,121 and had a market value of €4,727,012 at 3 January 2004 (2002: €3,221,900). The shares are being written down to the option price of €1.20 (GBP£0.764) over the period to the earliest date on which the options granted under the Sharesave Scheme can be exercised.

The purpose of the Sharesave Scheme, which is open to Irish and UK employees, is to provide a tax efficient method for employees to save money for the purpose of acquiring shares in the Company. To participate in the Sharesave Scheme in 2002, employees agreed to save a fixed amount between €12 and €320 (GBP£10 and GBP£250 in the UK) each month for a three year period in a Revenue approved Save as You Earn ("SAYE") contract.

As detailed in note 25 to the financial statements, options over 2,988,622 ordinary shares were granted in 2002 under the Sharesave Scheme of which options over 2,442,973 ordinary shares remain outstanding at 3 January 2004. The options granted in 2002 are exercisable, under normal circumstances, between 2005 and 2006. No further options were granted in 2003 under the Sharesave Scheme.

In the opinion of the Directors, the value of the unquoted investments is not less than as shown above.

18 Stocks – Group

	2003 €'000	2002 €'000
Raw materials and other stocks	**11,375**	6,898
Finished goods and goods for resale	**174,751**	157,854
Expense stocks	**16,610**	15,270
	202,736	180,022

The replacement cost of stocks is not materially different from the above amounts.

19 Debtors

	2003 Company €'000	**2003 Group €'000**	2002 Company €'000	2002 Group €'000
Amounts falling due within one year				
Trade debtors	**–**	**148,349**	–	153,144
Amounts due by joint venture	**–**	**9,043**	–	6,230
Amounts due by associated companies	**–**	**128**	–	140
Value added tax	**–**	**5,119**	–	5,109
Other debtors	**–**	**17,119**	–	7,222
Prepayments and accrued income	**913**	**20,257**	1,011	30,455
Amounts due from/(to) parent				
Glanbia Co-operative Society Limited	**31**	**(3,695)**	4,113	(802)
Amounts falling due after one year				
Pension prepayment/surplus	**–**	**14,082**	–	25,340
	944	**210,402**	5,124	226,838

20 **Creditors** – Amounts falling due within one year

	2003 Company €'000	2003 Group €'000	2002 Company €'000	2002 Group €'000
Trade creditors	**113**	**141,517**	55	144,614
Amounts due to associated companies	**–**	**1,406**	–	1,208
Other creditors (note 21)	**–**	**21,161**	–	27,807
Accruals and deferred income	**1,505**	**111,370**	1,222	112,614
Borrowings (note 38)	**–**	**43,221**	–	1,117
Bills of exchange	**–**	**20,189**	–	20,630
Dividend payable (note 12)	**8,535**	**9,887**	8,100	9,452
Amounts due to subsidiary companies	**33,090**	**–**	47,019	–
	43,243	**348,751**	56,396	317,442

21 **Other creditors**

	2003 Company €'000	2003 Group €'000	2002 Company €'000	2002 Group €'000
Corporation tax	**–**	**8,276**	–	14,535
PAYE and PRSI	**–**	**3,532**	–	3,486
Other creditors	**–**	**9,353**	–	9,786
	–	**21,161**	–	27,807

22 **Creditors** – Amounts falling due after more than one year

	2003 Company €'000	2003 Group €'000	2002 Company €'000	2002 Group €'000
Borrowings (note 38)	**3,397**	**170,351**	1,905	266,144
Other creditors	**–**	**13,331**	–	9,263
	3,397	**183,682**	1,905	275,407

The maturity profile of the Group's borrowings is analysed in note 38. The Company's borrowings are due between one and five years.

23 Deferred taxation – Group

	2003 €'000	2002 €'000
Liability at 4 January 2003	**23,723**	21,109
Translation difference	**(2,728)**	(2,195)
Receipt from joint venture	**998**	–
Profit and loss account	**5,566**	4,809
Liability at 3 January 2004	**27,559**	23,723

The receipt from joint venture reflects the settlement in respect of a deferred tax asset in Glanbia Cheese Limited.

The deferred tax balance of €27.559m represents the net liability arising from the following:

	Amount provided €'000
Capital allowances	21,282
Redundancy	(959)
Other timing differences	7,236
	27,559

24 Capital grants – Group

	2003 €'000	2002 €'000
At 4 January 2003	**18,505**	20,203
Receivable for year	**5**	11
In disposed subsidiaries	**(418)**	–
Currency translation adjustment	**(38)**	(39)
Released to profit and loss account	**(1,443)**	(1,670)
At 3 January 2004	**16,611**	18,505

25 Called up equity share capital

	2003 €'000	2002 €'000
(a) Authorised:		
306,000,000 ordinary shares of €0.06 each	**18,360**	18,360
(b) Issued:		
292,514,184 ordinary shares of €0.06 each	**17,551**	17,551

In accordance with the terms of the 2002 Long Term Incentive Plan ("LTIP"), options over 160,000 ordinary shares were granted during the year and are exercisable between 2006 and 2013. Total options over 2,069,500 ordinary shares were outstanding at 3 January 2004 under the LTIP, at prices ranging between €1.55 and €1.90. Furthermore, in accordance with the terms of the LTIP, executives to whom options were granted in 2002 are eligible to receive share awards related to the number of ordinary shares which they hold on the second anniversary of the exercise of the option, to a maximum of 168,400 ordinary shares.

In accordance with the terms of the Company's 2002 Sharesave Scheme, options over 2,442,973 ordinary shares which were granted in 2002, remain outstanding on 3 January 2004 and are exercisable, under normal circumstances, between 2005 and 2006.

In May 2002, the Company established an Employee Share Trust to operate in connection with the Company's Sharesave Scheme. As detailed in note 17 to the financial statements, 2,168,354 ordinary shares were held by the Employee Share Trust at 3 January 2004. The dividend rights in respect of these shares have been waived.

Total options over 5,392,473 ordinary shares were outstanding at 3 January 2004 at prices ranging between €1.20 and €4.25 and GBP£0.764 and GBP£2.90, exercisable in periods up to 2013.

26 Share premium account

	Company €'000	Group €'000
At 3 January 2004 and at 4 January 2003	435,273	80,005

27 Merger reserve – Group

	2003 €'000	2002 €'000
Share premium – representing excess of fair value over nominal value of ordinary shares issued in connection with the merger of Avonmore Foods plc and Waterford Foods plc	**355,271**	355,271
Merger adjustment (note (a))	**(327,085)**	(327,085)
Share premium and other reserves relating to nominal value of shares in Waterford Foods plc	**84,962**	84,962
	113,148	113,148

(a) The merger adjustment represents the difference between the nominal value of the issued share capital of Waterford Foods plc, and the fair value of the shares issued by Avonmore Foods plc in 1997, calculated in accordance with Regulation 22(5) of the European Communities (Companies: Group Accounts) Regulations, 1992 ("The Regulations").

(b) The presentation shown above is a departure from Regulation 22(5) of the Regulations as noted above, but has been adopted by the Directors as they believe that the presentation is required to give a true and fair view of the state of affairs of the Group as required by Regulation 14 of the Regulations and the Companies Acts. The presentation adopted is in accordance with the required accounting practice as outlined in Financial Reporting Standard 6 for merger accounting. Had the requirements of Regulation 22(5) of the Regulations been complied with, the merger adjustment would have been shown as an adjustment to consolidated reserves, and the share premium account would have been identified separately in the Balance Sheet.

28 Revenue reserves

	Company €'000	Subsidiaries €'000	Joint venture and associates €'000	Total profit and loss reserves €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total revenue reserves €'000
At 4 January 2003	8,192	61,191	6,243	75,626	(32,490)	(75,368)	(32,232)
Currency translation difference on foreign currency net investments	–	–	–	–	5,520	318	5,838
Goodwill on disposal	–	–	–	–	–	41,688	41,688
(Loss absorbed)/profit retained for year	8,711	(58,688)	595	(49,382)	–	–	(49,382)
At 3 January 2004	16,903	2,503	6,838	26,244	(26,970)	(33,362)	(34,088)

29 Capital reserve

	Company €'000	Group €'000
At 3 January 2004 and at 4 January 2003	4,226	2,825

30 Minority interests

	Equity 2003 €'000	Equity 2002 €'000	**Non-equity 2003 €'000**	Non-equity 2002 €'000
At 4 January 2003	**6,983**	6,428	**132,156**	147,777
Share of profit for the year	**251**	677	**11,005**	12,619
Currency translation adjustment	**–**	–	**(17,107)**	(16,550)
Dividend paid to equity minority interest	**(1,464)**	(123)	**–**	–
Dividend payable to non-equity minority interest	**–**	–	**(10,295)**	(11,690)
Increase in minority interest in subsidiaries	**1**	1	**–**	–
Minority interest redeemed	**(100)**	–	**–**	–
At 3 January 2004	**5,671**	6,983	**115,759**	132,156

Non-equity minority interest includes US$100 million 7.99% cumulative guaranteed preferred securities issued by a subsidiary during 1996, net of issue costs. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the guarantee, the Company.

The structure of the guarantee is such so as to provide for payment obligations (dividends and redemption payments) under the securities to rank subordinate to all the creditors of the Group, and to be made only to the extent that there are sufficient distributable profits available. The securities are redeemable on 14 November 2006 and are renewable for further ten year periods by mutual agreement.

Non-equity minority interest also includes €38.2m cumulative redeemable preference shares issued by Waterford Foods plc in 1993 and 1995. The rate of dividend on these shares is currently 8.5%.

Waterford Foods plc has the right to reset the rate of dividend on the seventh and fourteenth anniversaries of the date of allotment of the first tranche of shares. The shares may be redeemed by Waterford Foods plc at any time at the issue price. Any such early redemption may entitle the holders, in certain circumstances, to receive an additional redemption premium. The holders of the shares may call for redemption at the issue price if the dividend rate is reset and in certain other circumstances. All shares in issue on the twenty-first anniversary of the date of issue of the first tranche of shares, will be redeemed at the issue price. On a winding up of Waterford Foods plc the holders of the shares will be entitled, in priority to any other shareholders, to the amount paid up or credited as paid up (including any premium paid) in respect of the shares and to all arrears of dividends. The shares do not carry any voting rights.

31 Capital commitments

	2003 Company €'000	2003 Group €'000	2002 Company €'000	2002 Group €'000
Capital expenditure approved:				
Contracted for	–	**14,547**	–	12,672
Not yet contracted for	–	**86,050**	–	40,591
	–	**100,597**	–	53,263

32 Operating lease commitments

Commitments under operating leases, payable in 2004, expire as follows:

	Company €'000	Group €'000
Within one year	–	710
Two to five years	–	5,240
After five years	–	538
	–	6,488

33 Contingent liabilities

Company

(i) The Company has guaranteed the liabilities of certain subsidiaries in the Republic of Ireland in respect of any losses or liabilities (as defined in Section 5 (c) of the Companies (Amendment) Act, 1986) for the year ended 3 January 2004 and the Directors are of the opinion that no losses will arise therefrom. These subsidiaries avail of the exemption from filing audited financial statements, as permitted by Section 17 of the Companies (Amendment) Act, 1986.

(ii) The Company has guaranteed certain liabilities of Glanbia Milk Limited and Avonmore Delaware L.P., and the Directors are of the opinion that no losses will arise therefrom.

Group

(i) Bank guarantees, amounting to €18.117m (2002: €15.780m) are outstanding as at 3 January 2004, mainly in respect of payment of EU subsidies.

34 Pension schemes

(a) In the Republic of Ireland and the United Kingdom the Group operates defined benefit schemes which provide retirement and death benefits for the majority of employees. The schemes are funded through separate trustee controlled funds.

The contributions paid to the schemes are in accordance with the advice of professionally qualified actuaries. The latest actuarial valuation reports for these schemes, which are not available for public inspection, are dated between 31 December 2000 and 30 June 2003. The contributions paid to the schemes in 2003 are in accordance with the contribution rates recommended in the actuarial valuation reports. The aggregate market value of the assets at these actuarial valuation dates was in excess of €342m.

The most recent actuarial valuations show that the schemes are less than 100% funded in respect of discontinuance liabilities. In relation to accrued liabilities based on pensionable salaries projected to normal retirement age, the aggregate value of the assets of the schemes represented 90% of these accrued liabilities at the relevant actuarial valuation dates. The Group has made proposals to members of the pension schemes in relation to the funding of the schemes. On actuarial advice, the pension charge will be increased for the effects of this deficit and the variation from the regular cost will be amortised over the employees' expected remaining working lives. The pension cost charged to the profit and loss account for 2003 amounted to €8,091,000 (2002: €5,946,000).

The principal assumptions adopted for the actuarial valuations assume that the long-term rate of investment return exceeds the rate of increase in pensionable salaries by between 2% and 2.5% per annum. The method of funding used in calculating the contribution rates was the Projected Unit Method.

In the United Kingdom the Group also operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account for 2003 amounted to €230,000 (2002: €492,000).

In the U.S.A., the Group operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account is equal to the contributions paid. The pension cost charged for 2003 amounted to €475,000 (2002: €564,000).

(b) FRS 17 Retirement benefits

The transitional arrangements of FRS 17 require disclosure of the assets and liabilities as at 3 January 2004 and 4 January 2003 calculated in accordance with the requirements of FRS 17.

Financial assumptions

The assets of the schemes operated by the Group have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

	2003	2002	2001	**2003**	2002	2001
		Irish Schemes			UK Schemes	
	%	%	%	%	%	%
Inflation rate increase	**2.25**	2.5	2.5	**2.6**	2.25 - 2.5	2.5
Discount rate	**5.5**	5.75	6.0	**5.6**	5.75	6.0
Salary rate increase	**3.5**	3.5	3.5	**3.1**	3.25 - 3.5	3.5
Pension payment increase	**2.25 - 3.5**	2.5 - 3.5	2.5 - 3.5	**1.85- 3.25**	1.75 - 3.25	2.5 - 3.0

Scheme assets

The expected long term rate of return on the assets of the schemes at 3 January 2004 and 4 January 2003 were as follows:

	2003	2002	2001
	%	%	%
Equities	**8.5**	8.5	8.5
Bonds	**4.44 - 5.0**	5.75	6.0
Other	**7.5**	7.5	7.5

34 Pension schemes (continued)

Scheme assets (continued)

The assets of the Group schemes at 3 January 2004 and 4 January 2003 were as follows:

	2003	2002	2001
	€'000	€'000	€'000
Equities	**235,110**	206,775	273,947
Bonds	**78,778**	79,248	86,263
Other	**25,965**	28,020	23,702
Total assets	**339,853**	314,043	383,912
Actuarial liabilities	**(440,260)**	(392,148)	(367,993)
(Deficit)/surplus	**(100,407)**	(78,105)	15,919
Related deferred tax asset/(liability)	**7,594**	4,876	(2,198)
Net pension (liability)/asset (note (a))	**(92,813)**	(73,229)	13,721

(a) As detailed in note 5, on 23 February 2004 the Group announced the sale of a 75% interest in Glanbia Foods Limited to Milk Link Limited. As part of this transaction, the assets and obligations of the Glanbia Foods pension scheme transferred with Glanbia Foods Limited. The exclusion of the deficit in the Glanbia Foods pension scheme at 3 January 2004 would reduce the net pension liability noted above by €11.6m to €81.2m.

On full implementation of FRS 17 the amounts that would have been charged, on the basis of the above assumptions, to the profit and loss account and the statement of total recognised gains and losses for the year ended 3 January 2004 and 4 January 2003 are as follows:

Analysis of the amount that would have been charged to the operating profit in 2003 and 2002 under FRS 17

	2003	2002
	€'000	€'000
Current service cost	**10,086**	9,760
Past service cost	**295**	117
Disposals	**–**	(861)
	10,381	9,016

Analysis of amount that would have been credited to other finance income in 2003 and 2002 under FRS 17

	2003	2002
	€'000	€'000
Expected return on pension scheme assets	**23,326**	29,400
Interest on past service scheme liabilities	**(21,864)**	(21,566)
Net credit to finance income	**1,462**	7,834

Analysis of amount that would have been recognised in statement of total recognised gains and losses (STRGL)

	2003	2002
	€'000	€'000
Actual return less expected return on pension scheme assets	**16,120**	(86,424)
Experience (losses)/gains arising on pension scheme liabilities	**(3,835)**	510
Effect of changes in assumptions underlying the present value of scheme liabilities	**(35,088)**	(12,527)
Actuarial loss that would have been recognised in statement of total recognised gains and losses	**(22,803)**	(98,441)

34 Pension schemes (continued)

Movement in (deficit)/surplus during the year	2003 €'000	2002 €'000
(Deficit)/surplus in schemes at beginning of year	**(78,105)**	15,919
Translation of opening balances	**3,043**	–
Current service cost	**(10,086)**	(9,760)
Past service cost	**(295)**	(117)
Disposals	**–**	861
Cash contributions	**6,377**	5,599
Finance income	**1,462**	7,834
Experience loss	**(22,803)**	(98,441)
Deficit at end of year	**(100,407)**	(78,105)

History of experience gains and losses	2003	2002
Difference between the actual and expected return on scheme assets expressed as a percentage of scheme assets	**4.7%**	(27.5%)
Experience (losses)/gains on scheme liabilities expressed as a percentage of the schemes actuarial liabilities	**(0.9%)**	0.1%
Total loss on STRGL as a percentage of schemes actuarial liabilities	**(5.2%)**	(25.1%)

If the above amounts had been recognised in the financial statements, the Group net assets and profit and loss account reserve would be as follows:

Net assets	2003 €'000	2002 €'000
Net assets as reported	**300,871**	320,436
Pension liability calculated on the basis of FRS 17	**(92,813)**	(73,229)
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	**(14,082)**	(25,340)
Plus: Pension provision that will be reversed on implementation of FRS 17	**14,171**	8,843
Net assets on FRS 17 basis (note (b))	**208,147**	230,710

Reserves	2003 €'000	2002 €'000	2001 €'000
Profit and loss account reserve as reported	**26,244**	75,626	118,806
Pension (liability)/asset calculated on the basis of FRS 17	**(92,813)**	(73,229)	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	**(14,082)**	(25,340)	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	**14,171**	8,843	10,758
Profit and loss account reserve on FRS 17 basis (note (b))	**(66,480)**	(14,100)	115,979
Comprising:			
Profit and loss account reserve on FRS 17 basis			
Excluding pension (deficit)/asset	**26,333**	59,129	102,258
Pension (deficit)/asset	**(92,813)**	(73,229)	13,721
	(66,480)	(14,100)	115,979

(b) As noted above, on 23 February 2004 the Group announced the sale of a 75% interest in Glanbia Foods Limited to Milk Link Limited. As part of this transaction the assets and obligations of the Glanbia Foods pension scheme transferred with Glanbia Foods Limited. If this transaction had been recognised in the financial statements, the net assets on an FRS 17 basis at 3 January 2004 would amount to €228.45m and the profit and loss account reserve on an FRS 17 basis at 3 January 2004 would amount to (€46.18m)

35 Related party transactions

(a) Transactions with principal shareholder

Glanbia Co-operative Society Limited ("the Society") holds 54.79% of the issued share capital of the Company. A significant number of shareholders of the Society either trade with or supply milk to the Company or its subsidiaries.

The Company and its subsidiaries provide various administration, milk advisory, shareholder advisory, secretarial and legal services to the Society and also make certain payments on behalf of the Society. The charge for these services amounted to €1.539m for the year (2002: €1.603m). The Society has obligations to certain of its members in the form of loan stock, investment stock units, convertible stock and patronage bonus, the level of which is dependent on trade between those members of the Society and the Company and its subsidiaries.

There was no interest payable by the Society in relation to financing transactions between the Society and the Company during 2003 (2002: €0.857m).

The Society owns Glanbia House, which is the Registered Office of the Company, and charged rent to the Company in respect of this property of €253,948 (2002: €253,947).

The balance due from the Company and its subsidiaries to the Society at 3 January 2004 is €3.695m (2002: €0.802m).

(b) Transactions with Directors

The majority of non-executive Directors of Glanbia plc trade farm produce and farm inputs with Irish subsidiaries of the Company. All transactions are carried out on terms consistent with those applied to dealings with unrelated parties. At 3 January 2004, trading balances due from Directors amounted to €75,382 (2002: €80,878). Details of 2003 trading are summarised below:

	Purchases from Directors		Sales to Directors	
	2003	2002	**2003**	2002
	€'000	€'000	**€'000**	€'000
Total amounts traded	**1,557**	1,478	**729**	733
Highest level of trading with an individual Director	**569**	559	**244**	237

(c) Transactions with affiliated companies

The Company and its subsidiaries transacted purchases and sales with associated companies, including the joint venture as listed in note 37. At 3 January 2004, net balances due from associated companies amounted to €7,765,202 (2002: €5,162,072) and purchases from associated companies amounted to €13,966,660 (2002: €20,311,472) for the year. Sales to associated companies amounted to €82,361,399 (2002: €80,939,893).

36 Directors' and Secretary's interests

The interests of the Directors and Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies were as follows:

(a) Glanbia plc

		Ordinary shares of €0.06 03/01/04	05/01/03 **
		Number of units	
Beneficial			
Directors			
TP Corcoran		**81,520**	81,520
L Herlihy		**81,804**	81,804
MJ Walsh		**23,708**	23,708
JJ Moloney	*	**60,000**	60,000
JE Callaghan		**35,000**	35,000
HV Corbally		**1,495**	1,495
EP Fitzpatrick		**38,501**	38,501
JA Gilsenan		**2,842**	2,842
TP Heffernan		**27,644**	27,644
CL Hill		**31,966**	31,966
JV Liston		**-**	-
GJ Meagher	*	**212,327**	212,327
JJ Miller		**61,136**	61,136
WG Murphy	*	**230,827**	230,827
M Parsons		**26,344**	26,344
EM Power		**37,893**	37,893
F Quigley		**35,148**	35,148
JV Quinlan		**21,347**	21,347
GE Stanley		**28,724**	28,724
KE Toland	$	**13,650**	13,650
Secretary			
S Talbot		**9,100**	9,100

There have been no changes in the interests of the Directors and Secretary between 3 January 2004 and 20 February 2004.

* Executive Director

** Or at date of appointment if later

$ Appointed as an Executive Director 10 January 2003

36 Directors' and Secretary's interests (continued)

(a) Glanbia plc (continued)

Details of movements on outstanding options over the Company's ordinary share capital are set out below. Outstanding options are exercisable on dates between 2004 and 2012.

		Options – Ordinary shares of €0.06 Number of units			Exercise price
		05/01/03 **	Granted during year	03/01/04	€
Beneficial Directors					
JJ Moloney	1988 Share Option Scheme	150,000	–	**150,000**	4.25 (b)
	2002 Long Term Incentive Plan	290,000	–	**290,000**	1.55 (c)
	Sharesave Scheme	4,593	–	**4,593**	1.2 (d)
GJ Meagher	1988 Share Option Scheme	50,000	–	**50,000**	1.97 (a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25 (b)
	2002 Long Term Incentive Plan	205,000	–	**205,000**	1.55 (c)
WG Murphy	1988 Share Option Scheme	50,000	–	**50,000**	1.97 (a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25 (b)
	2002 Long Term Incentive Plan	225,500	–	**225,500**	1.55 (c)
KE Toland	2002 Long Term Incentive Plan	164,000	–	**164,000**	1.55 (c)
	Sharesave Scheme	4,593	–	**4,593**	1.20 (d)
Secretary					
S Talbot	2002 Long Term Incentive Plan	164,000	–	**164,000**	1.55 (c)
	Sharesave Scheme	4,593	–	**4,593**	1.20 (d)

Options:

(a) Exercisable by Directors at any time up to April 2004.
(b) Exercisable by Directors at any time up to May 2008.
(c) Exercisable by Directors and Secretary between 2005 and 2012.
(d) Exercisable by Directors and Secretary, under normal circumstances, between September 2005 and March 2006.

There were no other changes in the interests of the Directors and Secretary between 3 January and 20 February 2004.

JJ Moloney, GJ Meagher, KE Toland and S Talbot, as participants of the 2002 Long Term Incentive Plan, are eligible for a share award of 10% of the ordinary shares that they continue to hold following the second anniversary of the exercise of the option. Participants in the Sharesave Scheme are deemed to be interested in 2,168,354 ordinary shares beneficially owned by the Glanbia Employees' Share Trust as at 3 January 2004 (2,167,949 ordinary shares as at 20 February 2004).

No options granted to the Directors or Secretary lapsed during the year. The market price of the shares as at 3 January 2004 was €2.18 and the range during the year was €1.20 to €2.18. The 1988 Share Option Scheme expired on 31 August 1998.

** Or at date of appointment if later.

36 Directors' and Secretary's interests (continued)

(b) Glanbia Co-operative Society Limited

	"A" Ordinary shares of €1		Convertible redeemable "B" shares of €0.01	
	03/01/04	05/01/03 **	03/01/04	05/01/03 **
	Number of units		Number of units	
Beneficial				
Directors				
TP Corcoran	**65,761**	65,019	**307**	910
L Herlihy	**86,515**	83,247	**1,401**	3,945
MJ Walsh	**12,793**	11,513	**981**	1,780
HV Corbally	**4,058**	3,458	**207**	698
EP Fitzpatrick	**22,401**	21,830	**643**	1,371
JA Gilsenan	**2,259**	1,721	**106**	581
TP Heffernan	**25,100**	24,261	**347**	1,013
CL Hill	**15,051**	14,276	**345**	997
JJ Miller	**22,150**	20,863	**621**	1,628
M Parsons	**6,349**	5,738	**471**	825
EM Power	**24,570**	23,578	**512**	1,223
F Quigley	**24,666**	24,075	**221**	704
JV Quinlan	**8,850**	8,565	**240**	410
GE Stanley	**599**	539	**33**	93

There have been no changes in the above interests between 3 January 2004 and 20 February 2004.

** Or at date of appointment if later.

36 Directors' and Secretary's interests (continued)

(b) Glanbia Co-operative Society Limited (continued)

		Convertible loan stock units €0.01269738		"C" shares of €0.01***	
		03/01/04	05/01/03 **	03/01/04	05/01/03 **
		Number of units		Number of units	
Beneficial					
Directors					
TP Corcoran		**220,440**	145,390	**1,924,500**	924,500
L Herlihy		**1,062,568**	656,968	**16,626,637**	6,039,219
MJ Walsh		**140,392**	88,431	**1,100,000**	500,000
JJ Moloney	*	**–**	–	**4,634,869**	1,634,869
HV Corbally		**217,781**	136,802	**63,498**	63,498
EP Fitzpatrick		**243,713**	152,174	**6,497,492**	3,645,061
JA Gilsenan		**167,020**	103,548	**3,714,146**	1,714,146
TP Heffernan		**197,755**	123,551	**203,157**	203,157
CL Hill		**–**	–	**3,426,974**	1,126,974
GJ Meagher	*	**–**	–	**8,880,921**	2,380,921
JJ Miller		**289,109**	187,337	**6,309,314**	6,181,322
WG Murphy	*	**–**	–	**2,904,610**	2,142,766
M Parsons		**155,883**	96,610	**1,269,738**	1,269,738
EM Power		**240,306**	158,022	**4,945,207**	1,134,869
F Quigley		**167,199**	108,321	**2,634,869**	1,134,869
JV Quinlan		**–**	–	**1,067,686**	813,686
KE Toland	*	**–**	–	**–**	–
Secretary					
S Talbot		**–**	–	**7,182,246**	3,658,558

JA Gilsenan had a beneficial interest in 1,382 Investment Stock Units of €0.1269738 in the Society as at 5 January 2003, which were cashed during 2003.

There have been no changes in the above interest between 3 January 2004 and 20 February 2004 with the exception of convertible loan stock units issued to Directors who are milk suppliers in accordance with the conditions of the 2004 Revolving Share Plan of the Society.

* Executive Director.

** Or at date of appointment if later.

*** Increase in shareholding to be issued in March 2004.

37 Details of the Company's interest in its principal subsidiary and associated undertakings are as follows:

(a) Subsidiaries

Subsidiaries	Principal activities	Group interest %	Address of registered office
D Walsh & Sons Limited	Grain and Fertilizers	60	(1)
Glanbia Consumer Foods Limited	Dairy Products	100	(2)
Glanbia Estates Limited	Property and Land Dealing	100	(2)
Glanbia Farms Limited	Operation of Pig Rearing Facilities	100	(2)
Glanbia Feeds Limited	Manufacture of Animal Feed Products	100	(2)
Glanbia Finance (Ireland) Limited	Financing	100	(2)
Glanbia Financial Services	Financing	100	(2)
Glanbia Foods Society Limited	Dairying, Liquid Milk and General Trading	100	(2)
Glanbia Fresh Pork Limited	Pork and Bacon Products	100	(2)
Glanbia Ingredients (Ballyragget) Limited	Milk Products	100	(2)
Glanbia Ingredients (Virginia) Limited	Milk Products	100	(2)
Glanbia Investments (Ireland) Limited	Investment Holding	100	(2)
Glassonby	Investment Holding	100	(2)
Grassland Fertilizers (Kilkenny) Limited	Fertilizers	73.34	(3)
Waterford Foods plc	Holding Company	100	(2)
Glanbia (UK) Limited	Holding Company	100	(4)
Glanbia Feedstuffs Limited	Supply of Animal Feeds	100	(4)
Glanbia Foods (NI) Limited	Consumer Foods Products	100	(5)
Glanbia Foods Limited	Manufacture and supply of Cheese, Butter and Dairy Products	100	(6)
Glanbia Holdings Limited	Holding Company	100	(4)
Glanbia Investments (UK) Limited	Investment Holding	100	(4)
Glanbia Inc.	Holding Company	100	(7)
Glanbia Foods Inc.	Milk Products	100	(8)
Glanbia Foods B.V.	Holding Company	100	(9)

(b) Associated undertakings/joint ventures

Associated undertakings/joint ventures	Date to which results included	Principal activities	Group interest %	Address of registered office
Glanbia Cheese Limited	3 January 2004	Cheese Products	51	(4)
Co-operative Animal Health Limited	31 December 2002	Agro Chemicals	50	(10)
South Eastern Cattle Breeding Society Limited	31 December 2002	Cattle Breeding	57	(11)
Malting Company of Ireland Limited	31 October 2003	Malting	33.33	(12)
South East Port Services Limited	3 January 2004	Port Services	49	(3)

Addresses of registered offices of subsidiary and associated undertakings are as follows:

(1) 20 Patrick Street, Kilkenny, Ireland.
(2) Glanbia House, Kilkenny, Ireland.
(3) Palmerstown, Kilkenny, Ireland.
(4) Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.
(5) Unit 4, Carn Industrial Estate, Portadown, Co Armagh, BT63 5RH, Northern Ireland.
(6) Maes y Clawdd, Maesbury Road, Oswestry, Shropshire, SY10 8NL, England.
(7) Suite 780, Wilmington Trust Centre, 1100 North Market Street, Wilmington, Delaware, USA.
(8) Richfield, Lincoln County, Idaho, 83349 USA.
(9) Krijtenbogtstraat 2A, 5066 BJ, Moergestel, The Netherlands.
(10) Tullow, Co Carlow, Ireland.
(11) Dovea, Thurles, Co Tipperary, Ireland.
(12) South Link, Togher, Cork, Ireland.

Associated companies are treated as such where the Group has significant but not dominant influence over operating and financial policies.

38 Borrowings and financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Group Financial Directors Review on pages 14 to 16.

For the purposes of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13. The disclosures therefore, focus on those financial instruments which play a significant medium term role in the financial risk profile of the Group.

(a) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors and accruals, as at 3 January 2004 were as follows:

	Debt €'000	Finance leases €'000	Net borrowings €'000	Non-equity minority interest €'000	Total €'000
In less than one year or on demand	42,523	698	43,221	–	**43,221**
Between one and two years	–	466	466	–	**466**
Between two and five years	169,427	458	169,885	115,759	**285,644**
	211,950	1,622	213,572	115,759	**329,331**
Less cash balances	(59,775)	–	(59,775)	–	**(59,775)**
At 3 January 2004	152,175	1,622	153,797	115,759	**269,556**
At 4 January 2003	173,699	2,609	176,308	132,156	**308,464**

Debt includes Stg£65m (€92.133m) of senior notes issued by way of private placement to institutional investors, of which Stg£30m were repaid in January 2004 and Stg£35m are repayable in March 2006.

(b) Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 3 January 2004 in respect of which all conditions precedent had been met at that date, are as follows:

	2003 €'000	2002 €'000
In less than one year or on demand	**21,473**	4,828
Between one and two years	**–**	145,126
Between two and five years	**146,159**	–
In more than five years	**120,000**	–
	287,632	149,954

38 Borrowings and financial instruments (continued)

(c) Interest rate risk profile of financial liabilities

	2003 Floating rate financial liabilities €'000	2003 Fixed rate financial liabilities €'000	2003 Total €'000	2002 Floating rate financial liabilities €'000	2002 Fixed rate financial liabilities €'000	2002 Total €'000
Euro	**38,337**	**37,594**	**75,931**	33,905	37,397	71,302
Sterling	**(36,853)**	**191,354**	**154,501**	7,219	207,501	214,720
US dollars	**19,112**	**78,165**	**97,277**	16,027	94,759	110,786
	20,596	**307,113**	**327,709**	57,151	339,657	396,808
Finance leases			**1,622**			2,609
			329,331			399,417

(d) Fixed rate financial liabilities

	Weighted average interest rate 2003 %	Weighted average interest rate 2002 %	Weighted average period rate is fixed 2003 years	Weighted average period rate is fixed 2002 years
Euro	**8.50**	8.50	**3.58**	4.57
Sterling	**6.69**	6.69	**1.26**	2.26
US dollars	**7.99**	7.99	**2.87**	3.86
	7.25	7.25	**1.96**	2.96

Fixed rate financial liabilities include US$100m (maturing November 2006) and €38.2m (maturing July 2007) non-equity minority interest.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight up to six months by reference to inter-bank interest rates (EURIBOR, £LIBOR, $LIBOR). The figures shown in the table above also take into account various interest rates and currency swaps used to manage the interest rate and currency profile of financial liabilities.

(e) Currency exposures

As explained on page 16 of the Group Financial Directors Review, the Group's currency exposures arising from its investment overseas (its structural currency exposures) are mitigated to a reasonable extent. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Transactional (non-structural) exposures comprise monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. Transactional exposures give rise to the net currency gains and losses recognised in the profit and loss account.

At 3 January 2004, taking into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage these exposures, the Group had no material transactional currency exposures.

38 Borrowings and financial instruments (continued)

(f) Fair value of financial assets and financial liabilities

Set out below is a comparison by category of the net carrying amounts and estimated fair values of all the Group's financial assets and financial liabilities as at 3 January 2004.

Negative figures in the table below represent financial assets.

	Net carrying amount		**Estimated fair value**	
	2003	2002	**2003**	2002
	€'000	€'000	**€'000**	€'000
Primary financial instruments held or issued to finance the Group's operations:				
Non-equity shares	**115,759**	132,156	**126,527**	137,428
Long term fixed rate borrowings	**92,133**	99,908	**96,012**	107,041
Short term and current portion of long term borrowings	**121,439**	167,353	**121,439**	167,353
Cash balances/financial assets	**(59,775)**	(90,953)	**(59,775)**	(90,953)
	269,556	308,464	**284,203**	320,869
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	**1,599**	–	**4,314**	6,993
Forward foreign currency contracts and currency options	**–**	–	**(3,506)**	(623)
	1,599	–	**808**	6,370

Market rates have been used to determine the fair value of all swaps and forward foreign currency contracts. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing year end interest rates.

Due to seasonal aspects of the business, cash balances at year end are typically higher than on average throughout the year.

38 **Borrowings and financial instruments (continued)**

(g) **Hedges**

The Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, currency swaps and interest rate options.
- Structural and transactional currency exposures and currency exposures on future committed sales – using currency swaps, forward currency contracts and currency options.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges.

	Gains €'000	Losses €'000	Net €'000
Unrecognised gains and losses:			
On hedges at 4 January 2003	623	(6,993)	(6,370)
Arising in previous year and recognised in 2003	(623)	4,278	3,655
Arising in previous year and not recognised in 2003	–	(2,715)	(2,715)
Arising in 2003 and not recognised in 2003	3,506	–	3,506
On hedges at 3 January 2004	3,506	(2,715)	791
Of which:			
Expected to be recognised in 2004	3,492	(602)	2,890
Expected to be recognised in 2005 or later	14	(2,113)	(2,099)
Deferred gains and losses:			
On hedges at 4 January 2003	–	(2,241)	(2,241)
Arising in previous year and recognised in 2003	–	695	695
Arising in previous year and not recognised in 2003	–	(1,546)	(1,546)
Arising in 2003 and not recognised in 2003	–	–	–
On hedges at 3 January 2004	–	(1,546)	(1,546)
Of which:			
Expected to be recognised in 2004	–	(520)	(520)
Expected to be recognised in 2005 or later	–	(1,026)	(1,026)

39 **Approval of the financial statements**

The Directors approved the financial statements on 2 March 2004.

Five year Financial Summary

Profit and loss accounts		2003 €million	2002 € million	2001 € million	2000 € million	1999 € million
Turnover		**2,041.1**	2,316.7	2,625.4	2,401.7	2,503.9
Operating profit		**75.4**	88.6	91.7	81.8	92.1
Interest (net)		**(15.7)**	(19.7)	(26.6)	(28.9)	(34.1)
Share of operating profit of joint venture and associates		**0.9**	2.9	1.6	0.8	0.5
(Loss)/profit on sale of operations		**(28.2)**	(25.6)	(2.1)	23.1	(84.2)
Provision for loss on sale of operation		**(49.1)**	–	–	–	–
Reorganisation and merger costs		**–**	–	–	(2.8)	(9.1)
Profit/(loss) on sale of fixed assets		**11.6**	13.8	(3.5)	5.5	–
Loss on termination of operations		**(9.8)**	(68.1)	–	–	–
(Loss)/profit before taxation		**(14.9)**	(8.1)	61.1	79.5	(34.8)
Taxation		**(8.7)**	(7.9)	(7.4)	(5.5)	(8.9)
Minority interests		**(11.3)**	(13.3)	(13.6)	(14.5)	(13.6)
(Loss)/profit		**(34.9)**	(29.3)	40.1	59.5	(57.3)
Dividends		**(14.5)**	(13.8)	(13.2)	(12.6)	(20.8)
(Loss absorbed)/profit retained		**(49.4)**	(43.1)	26.9	46.9	(78.1)
Key financial ratios						
Operating profit before exceptional items/turnover***	%	**4.5**	3.9	3.6	3.4	3.7
(Loss)/profit before tax/turnover	%	**(0.7)**	(0.3)	2.3	3.3	(1.4)
Earnings per share	c	**(12.01)**	(10.06)	13.71	20.35	(19.58)
Fully diluted earnings per share	c	**(12.01)**	(10.06)	13.71	20.35	(19.58)
Adjusted earnings per share	c	**19.26**	17.44	15.85	11.55	11.43
Borrowings/capital employed**	%	**51.1**	55.0	75.2	101.5	138.0
Current assets/current liabilities	**times**	**1.4**	1.6	1.5	1.4	1.5
Quick assets*/current liabilities	**times**	**0.8**	1.0	0.9	1.0	1.0

* Current assets less stocks

** Excluding capital grants

*** *Excluding share of turnover of joint venture and associates*

Glanbia plc
Glanbia House
Kilkenny, Ireland
Telephone: +353 56 7772200
Fax: +353 56 7772222